Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 14, commenced January 1, 2012

Legal Domicile: Tte. Gral. Juan D. Perón No. 456 – 2nd floor Autonomous City of Buenos Aires – Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest held by the Controlling Company in the Shareholders’ Equity as of 03.31.12: 22.65%

Interest held by the Controlling Company in the Votes as of 03.31.12: 59.42%

Capital Status as of 03.31.12 (Note 8 to the Financial Statements):

(Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)

Shares
Number	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185

1,241,407,017	—	—	1,241,407	1,241,407

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

	Notes	03.31.12	12.31.11
Assets
Cash and Due from Banks		6,272,062	6,418,891

Cash		2,572,137	2,310,470
Financial Institutions and Correspondents		3,699,925	4,108,421
Argentine Central Bank (B.C.R.A.)		3,493,725	3,979,121
Other Local Financial Institutions		8,830	8,810
Foreign		197,370	120,490

Government and Private Securities	3	6,114,388	5,230,863

Holdings Recorded at Fair Market Value		174,096	106,715
Holdings Recorded at their Acquisition Cost plus the I.R.R.		70,554	162,414
Government Securities from Repo Transactions with the Argentine Central Bank		—	40,600
Securities Issued by the Argentine Central Bank		5,867,647	4,918,006
Investments in Listed Private Securities		2,091	3,128

Loans	4 and 5	32,099,732	30,904,527

To the Non-financial Public Sector		25,243	24,606
To the Financial Sector		241,280	326,239
Interbank Loans (Call Money Loans Granted)		88,000	126,000
Other Loans to Local Financial Institutions		137,984	189,019
Accrued Interests, Adjustments and Quotation Differences Receivable		15,296	11,220
To the Non-financial Private Sector and Residents Abroad		33,277,718	31,837,635
Advances		2,738,281	2,302,100
Promissory Notes		5,941,877	6,412,303
Mortgage Loans		969,721	959,546
Pledge Loans		215,182	202,336
Personal Loans		6,194,242	5,785,668
Credit Card Loans		14,055,650	13,392,249
Others		2,851,275	2,529,837
Accrued Interests, Adjustments and Quotation Differences Receivable		448,747	420,791
Documented Interests		(136,880)	(165,626)
Unallocated Collections		(377)	(1,569)
Allowances	6	(1,444,509)	(1,283,953)

Other Receivables Resulting from Financial Brokerage		5,392,282	5,013,791

Argentine Central Bank		692,164	588,902
Amounts Receivable for Spot and Forward Sales to be Settled		1,684,380	1,517,409
Securities Receivable under Spot and Forward Purchases to be Settled		676,341	626,263
Premiums from Bought Options		825	221
Others Not Included in the Debtor Classification Regulations	7	1,523,175	1,593,798
Unlisted Negotiable Obligations	5	106,104	154,377
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	10,635	11,407
Others Included in the Debtor Classification Regulations	5	752,434	573,504
Accrued Interests Receivable Included in the Debtor Classification Regulations	5	4,884	3,285
Allowances		(58,660)	(55,375)

Receivables from Financial Leases	5	609,017	593,104

Receivables from Financial Leases		603,171	588,203
Accrued Interests and Adjustments Receivable		12,951	11,410
Allowances		(7,105)	(6,509)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

	Notes	03.31.12	12.31.11
Equity Investments	9	52,169	56,165

In Financial Institutions		2,171	2,133
Others		78,448	75,494
Allowances		(28,450)	(21,462)

Miscellaneous Receivables		1,037,942	951,393

Receivables for Assets Sold	5	10,701	34,435
Shareholders		2,165	—
Minimum Presumed Income Tax – Tax Credit	1.15	186,374	186,408
Others	10	891,583	781,474
Accrued Interests and Adjustments on Receivables for Assets Sold	5	—	541
Other Accrued Interests and Adjustments Receivable		3,847	2,991
Allowances		(56,728)	(54,456)

Bank Premises and Equipment	11	1,044,010	1,034,692

Miscellaneous Assets	12	146,664	163,106

Intangible Assets	13	829,991	722,771

Goodwill		10,342	10,827
Organization and Development Expenses		819,649	711,944

Unallocated Items		3,935	12,203

Other Assets	14	102,915	91,520

Total Assets		53,705,107	51,193,026

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

	Notes	03.31.12	12.31.11
Liabilities
Deposits		32,325,574	30,135,137

Non-financial Public Sector		1,348,512	1,803,816
Financial Sector		23,622	29,667
Non-financial Private Sector and Residents Abroad		30,953,440	28,301,654
Current Accounts		7,461,609	6,955,109
Savings Accounts		8,131,891	7,977,519
Time Deposits		14,557,325	12,675,489
Investment Accounts		252,225	209,346
Others		341,887	319,620
Accrued Interests, Adjustments and Quotation Differences Payable		208,503	164,571

Other Liabilities Resulting from Financial Brokerage		13,662,990	13,927,139

Argentine Central Bank		3,801	3,050
Others		3,801	3,050
Banks and International Entities		1,265,585	1,425,822
Unsubordinated Negotiable Obligations	16	3,292,948	3,170,192
Amounts Payable for Spot and Forward Purchases to be Settled		628,464	564,045
Securities to be Delivered under Spot and Forward Sales to be Settled		1,834,557	1,705,070
Premiums from Options Written		335	137
Loans from Local Financial Institutions		821,484	815,251
Interbank Loans (Call Money Loans Received)		13,000	15,000
Other Loans from Local Financial Institutions		800,786	794,505
Accrued Interests Payable		7,698	5,746
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	5,786	8,073
Others	17	5,706,587	6,149,426
Accrued Interests, Adjustments and Quotation Differences Payable	16	103,443	86,073

Miscellaneous Liabilities		1,537,855	1,316,297

Directors’ and Syndics’ Fees		12,642	13,403
Others	18	1,525,213	1,302,894

Allowances	19	576,893	575,644

Subordinated Negotiable Obligations	16	999,991	984,364

Unallocated Items		11,542	4,792

Other Liabilities	20	182,419	168,724

Minority Interest in Controlled Companies		574,497	529,314

Total Liabilities		49,871,761	47,641,411

Shareholders’ Equity		3,833,346	3,551,615

Total Liabilities and Shareholders’ Equity		53,705,107	51,193,026

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011.

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	03.31.12	12.31.11
Debit		52,294,443	51,082,058

Contingent		12,315,999	12,197,622

Loans Obtained (Unused Balances)		442,024	444,954
Guarantees Received		7,770,826	7,908,955
Others not Included in the Debtor Classification Regulations		18,716	18,394
Contingencies re. Contra Items		4,084,433	3,825,319

Control		26,967,140	25,560,351

Uncollectible Receivables		1,784,298	1,748,649
Others	21	24,327,853	23,151,700
Control re. Contra Items		854,989	660,002

Derivatives	8	8,800,353	10,058,405

“Notional” Value of Call Options Bought		13,329	9,028
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		5,867,395	6,715,436
Interest Rate Swaps		450,000	279,000
Derivatives re. Contra Items		2,469,629	3,054,941

Trust Accounts		4,210,950	3,265,680

Trust Funds	22	4,210,950	3,265,680

Credit		52,294,443	51,082,058

Contingent		12,315,999	12,197,622

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	2,740,890	2,552,994
Guarantees Granted to the Argentine Central Bank		33,137	33,181
Other Guarantees Granted Included in the Debtor Classification Regulations	5	320,127	333,976
Other Guarantees Granted not Included in the Debtor Classification Regulations		344,866	353,835
Others Included in the Debtor Classification Regulations	5	613,203	520,104
Others not Included in the Debtor Classification Regulations		32,210	31,229
Contingencies re. Contra Items		8,231,566	8,372,303

Control		26,967,140	25,560,351

Checks and Drafts to be Credited		854,742	659,759
Others		561,089	561,223
Control re. Contra Items		25,551,309	24,339,369

Derivatives	8	8,800,353	10,058,405

“Notional” Value of Call Options Written		13,818	9,470
“Notional” Value of Put Options Written		69,842	68,151
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		2,385,969	2,977,320
Derivatives re. Contra Items		6,330,724	7,003,464

Trust Accounts		4,210,950	3,265,680

Trust Liabilities re. Contra Items		4,210,950	3,265,680

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.12	03.31.11
Financial income		2,051,018	1,209,196

Interests on Cash and Due from Banks		18	151
Interests on Loans to the Financial Sector		14,126	2,117
Interests on Advances		154,994	58,747
Interests on Promissory Notes		286,472	160,911
Interests on Mortgage Loans		30,389	26,835
Interests on Pledge Loans		8,269	4,899
Interests on Credit Card Loans		656,160	385,737
Interests on Financial Leases		31,554	19,306
Interests on Other Loans		577,543	403,916
Net Income from Government and Private Securities		216,550	101,160
Net Income from Options		416	—
Interests on Other Receivables Resulting from Financial Brokerage		10,778	5,432
Net Income from Secured Loans - Decree No. 1387/01		951	855
C.E.R. Adjustment		261	629
Exchange Rate Differences on Gold and Foreign Currency		—	12,371
Others		62,537	26,130

Financial Expenses		880,397	443,126

Interests on Savings Account Deposits		1,477	1,834
Interests on Time Deposits		529,503	236,375
Interests on Interbank Loans Received (Call Money Loans)		2,763	73
Interests on Other Loans from Financial Institutions		15,641	9,308
Interests on Other Liabilities Resulting From Financial Brokerage		122,260	53,988
Interests on Subordinated Negotiable Obligations		28,870	32,059
Other Interests		13,758	8,951
C.E.R. Adjustment		18	8
Contributions Made to Deposit Insurance Fund		13,116	9,674
Exchange Rate Differences on Gold and Foreign Currency		10,571	—
Others	24	142,420	90,856

Gross Financial Brokerage Margin		1,170,621	766,070

Provision for Loan Losses		255,562	174,411

Income from Services		1,015,252	765,904

Related to Lending Transactions		248,560	204,499
Related to Borrowing Transactions		179,077	143,573
Other Commissions		22,264	12,929
Others	24	565,351	404,903

Expenses For Services		286,866	217,362

Commissions		143,635	96,182
Others	24	143,231	121,180

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.12	03.31.11
Administrative Expenses		1,291,044	902,842

Personnel Expenses		740,815	527,531
Directors’ and Syndics’ Fees		4,317	4,107
Other Fees		48,731	38,659
Advertising and Publicity		71,512	44,748
Taxes		94,597	58,469
Depreciation of Bank Premises and Equipment	11	26,461	21,624
Amortization of Organization Expenses	13	44,210	19,686
Other Operating Expenses		162,352	115,393
Others		98,049	72,625

Net Income from Financial Brokerage		352,401	237,359

Income from Insurance Activities	25	133,008	74,021

Minority Interest Result		(48,286)	(39,825)

Miscellaneous Income		112,344	117,596

Net Income from Equity Investments		20,575	28,994
Penalty Interests		31,705	18,171
Loans Recovered and Allowances Reversed		37,382	41,629
Others	24	22,682	28,802

Miscellaneous Losses		65,237	28,898

Penalty Interests and Charges in favor of the Argentine Central Bank		9	9
Provisions for Losses on Miscellaneous Receivables and Other Provisions		51,362	16,965
C.E.R. Adjustment		13	11
Amortization of Differences Arising from Court Resolutions		1,369	1,396
Depreciation and Losses from Miscellaneous Assets		460	382
Amortization of Goodwill	13	485	2,958
Others	24	11,539	7,177

Net Income before Income Tax		484,230	360,253

Income Tax	1.13	202,499	132,240

Net Income for the Period	27	281,731	228,013

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.12	03.31.11
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	10,244,173	7,443,517
Cash at Period-end	29	10,845,764	7,825,012

Increase in Cash, Net (in Constant Currency)		601,591	381,495

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		44,104	(22,422)
Loans
To the Financial Sector		35,051	(15,741)
To the Non-financial Public Sector		(167)	1,929
To the Non-financial Private Sector and Residents Abroad		380,568	(906,700)
Other Receivables Resulting from Financial Brokerage		(122,119)	19,855
Receivables from Financial Leases		15,804	(10,893)
Deposits
From the Financial Sector		(6,045)	4,585
From the Non-financial Public Sector		(455,304)	440,634
From the Non-financial Private Sector and Residents Abroad		2,047,534	810,636
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		(4,763)	(73)
Others (Except from Liabilities Included in Financing Activities)		(498,236)	(125,089)
Collections related to Income from Services		1,208,437	886,777
Payments related to Expenses for Services		(278,422)	(208,240)
Administrative Expenses Paid		(1,303,318)	(909,215)
Payment of Organization and Development Expenses		(151,837)	(62,346)
Collection for Penalty Interests, Net		31,696	18,162
Differences Arising from Court Resolutions Paid		(1,369)	(1,396)
Collection of Dividends from Other Companies		28	1,856
Other Collections related to Miscellaneous Profits and Losses		38,882	36,682
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(165,798)	(54,860)
Other Operating Activities, Net		26,380	8,385
Income Tax and Minimum Presumed Income Tax Payment		(590)	(33,721)

Net Cash Flow Generated by (Used in) Operating Activities		480,516	(121,195)

Investment Activities
Payments for Bank Premises and Equipment, Net		(34,579)	(26,607)
Payments for Miscellaneous Assets, Net		14,763	(34,583)
Payments for Equity Investments		(3,243)	—

Net Cash Flows Used in Investment Activities		(23,059)	(61,190)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.12	03.31.11
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Negotiable Obligations		(11,657)	811,774
Argentine Central Bank
Others		751	1,599
Banks and International Entities		(160,950)	43,303
Subordinated Negotiable Obligations		(30,105)	(406,868)
Loans from Local Financial Institutions		(23,750)	31,612

Net Cash Flow (Used in) / Generated by Financing Activities		(225,711)	481,420

Financial Income and by Holding of Cash and Cash Equivalents (including Interests and Monetary Result)		9,845	82,460

Increase in Cash, Net		601,591	381,495

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”). Banco Galicia is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated Financial Statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries located in Argentina and abroad.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco Galicia is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to General Resolution No. 595/11 issued by the C.N.V., the Company has adopted the valuation and disclosure criteria applied by Banco Galicia, which in some significant aspects differ from Argentine GAAP in force in the Autonomous City of Buenos Aires. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force in the Autonomous City of Buenos Aires, in particular as regards the valuation of investments in Secured Loans and certain Government Securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay (in liquidation), Galicia (Cayman) Limited and Galval Agente de Valores S.A. The conversion into Pesos of these subsidiaries’ accounting balances was made according to the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.

ii.	Allotted capital has been computed for the actually disbursed restated amounts.

iii.	Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSIDERATION OF THE EFFECTS OF INFLATION:

These consolidated financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank’s Communiqué “A” 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

This criterion is not in line with Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

COMPARATIVE INFORMATION:

Certain figures in the consolidated financial statements for the year ended December 31, 2011 and the three-month period ended March 31, 2011 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company makes estimates in order to calculate, at any given moment, for example, the allowances for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and allowances for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interests accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of March 31, 2012, December 31, 2011 and March 31, 2011, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos $ 4.3785, $ 4.3032 and $ 4.0520, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interests receivable or payable have been accrued at period/fiscal year-end, where applicable.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments.

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values data issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, if any, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, when applicable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the above-mentioned item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset regularizing account, according to the following classes:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged to an asset regularizing account. Said regularizing account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of securities with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded to an asset regularizing account.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows.

In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of March 31, 2012, and taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings according to the following:

1.3.1. Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

1.3.2. Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this caption, the Company records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015) for a face value of $ 63,200.

The holding of such securities has been valued pursuant to the criterion stated in item b. above, that is, the total amount of the monthly accrual has been charged to income.

Same criterion was applied to the securities used in repo transactions.

1.3.3. Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

1.3.4. Securities Issued by the Argentine Central Bank

Holdings of securities issued by the Argentine Central Bank which are included in the volatility list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans and repo transactions. The securities bought and sold pending settlement have been valued at the arrangement price for each transaction.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Holdings of securities issued by the Argentine Central Bank which are not included in the volatility list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans and repo transactions. The securities bought and sold pending settlement have been valued at the arrangement price for each transaction.

1.4. ACCRUAL OF ADJUSTMENTS, INTERESTS, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interests have been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1. Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at the end of the period/fiscal year, less estimated selling costs, when applicable.

1.5.2. Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3. Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts, — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4. Unlisted Negotiable Obligations

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon the corresponding financial lease; and increased according to their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank premises and equipment and miscellaneous assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are registered at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is the lowest.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate property, up to 120 months for furniture and fixtures and no more than 60 months for the rest of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their economic utilization value at period/fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interests accrued up to the payment date must also be recorded under this caption. This entity also established the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. As of March 31, 2012 and December 31, 2011, this item has been fully amortized; thus total accumulated amortization amounts to $ 867,940 and $ 866,570, respectively.

Banco Galicia carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, Banco Galicia has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in US Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco Galicia formally requested the National Executive Branch, with a copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court resolutions.

1.10. MISCELLANEOUS LIABILITIES

1.10.1. Liabilities – Customers Fidelity Program “Quiero” (I Want)

The fair value of the points assigned to customers through the “Quiero” (“I Want”) Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of Banco Galicia’s customers, as well as the expiration term of the customers’ non-exchanged points. As of March 31, 2012 and December 31, 2011, the Company’s liabilities recorded $ 56,260 and $ 50,521 from its customers’ non-exchanged points.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11. ALLOWANCES AND PROVISIONS:

1.11.1. Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of the Company’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2. Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities - Provisions for Severance Payments”.

1.11.3. Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. NEGATIVE GOODWILL

The Company recorded a negative goodwill this stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of June 30, 2010. Such negative goodwill is recorded under the “Liabilities – Provisions” caption. As of March 31, 2012 and December 31, 2011, it amounts to $ 322,150 and $ 346,931, respectively, net of amortizations.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations in that regard.

1.13. DERIVATIVES AND HEDGING TRANSACTIONS

Derivative instruments have been recorded as stated in Note 8.

1.14. INCOME TAX

Pursuant to the Argentine Central Bank regulations, at the subsidiaries Banco Galicia and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

1.15. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the statutory rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of March 31, 2012 and December 31, 2011, the Company has assets for $ 186,374 and $ 186,408, respectively.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK’S REGULATIONS AND ARGENTINE GAAP IN FORCE IN THE AUTONOMOUS CITY OF BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in the Autonomous City of Buenos Aires are detailed below:

1.16.1. Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries Banco Galicia and Compañía Financiera Argentina S.A. determine the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets as of March 31, 2012, amounting to $ 305,110, and to $ 290,254 as of December 31, 2011.

1.16.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

As of March 31, 2012 and December 31, 2011, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 100,535 and $ 76,214, respectively.

1.16.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4. Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase. Such negative goodwill is recorded under the “Liabilities – Provisions” caption.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of March 31, 2012 and December 31, 2011, the negative goodwill balance amounts to $ 322,150 and $ 346,931, respectively.

1.16.5. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interests and capital adjustments, when applicable, minus collections or payments made.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.16.6. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP require that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: Those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.17. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE NATIONAL SECURITIES COMMISSION

The National Securities Commission (C.N.V.) has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., through General Resolution No. 595/11, exempted companies that invest in banks and insurance companies from the mandatory adoption of the I.F.R.S.

With regard to the requirements set forth in the aforementioned General Resolution No. 595/11, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco Galicia accounts for 92% of the Company’s assets, being the Company’s main asset;

•	91% of Grupo Financiero Galicia’s income stems from the interest in Banco Galicia’s income; and

•	The Company has a 94.92966% interest in Banco Galicia, thus having control over such institution.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding the Company’s consolidated controlled companies is detailed as follows:

Information as of:	03.31.12
Issuing Company	Direct and Indirect Holding
	Shares		Percentage Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.92966%	94.92966%
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	632,495	94.92966%	94.92966%
Cobranzas Regionales S.A.	Ordinary	7,310	73.09584%	73.09584%
Cobranzas y Servicios S.A.	Ordinary	450,929	94.78718%	94.78718%
Compañía Financiera Argentina S.A.	Ordinary	530,140,283	95.08177%	95.08177%
Galicia (Cayman) Limited	Ordinary	21,479,271	94.92966%	94.92966%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,986	94.92966%	94.92966%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,677	99.36616%	99.36616%
Galicia Seguros S.A.	Ordinary	18,192,793	99.36601%	99.36601%
Galicia Valores S.A.	Ordinary	949,293	94.92928%	94.92928%
Galicia Warrants S.A.	Ordinary	198,732	99.36621%	99.36621%
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.00000%	100.00000%
GV Mandataria de Valores S.A.	Ordinary	12,000	100.00000%	100.00000%
Net Investment S.A.	Ordinary	11,924	99.36621%	99.36621%
Procesadora Regional S.A.	Ordinary	1,132,629	74.18750%	74.18750%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,858	99.36065%	99.36065%
Sudamericana Holding S.A.	Ordinary	184,476	99.36622%	99.36622%
Tarjeta Mira S.A. (***)	Ordinary	1,561,596	73.09585%	73.09585%
Tarjeta Naranja Dominicana S.A. (****)	Ordinary	214,263	36.54791%	63.45209%
Tarjeta Naranja S.A. (***)	Ordinary	1,754	73.09584%	73.09584%
Tarjetas Cuyanas S.A. (***)	Ordinary	2,363,395	73.09584%	73.09584%
Tarjetas del Mar S.A. (***)	Ordinary	3,593,742	94.87269%	94.87269%
Tarjetas Regionales S.A. (*)	Ordinary	787,808,138	73.09584%	73.09584%

(*) Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 10. (****) With a F.V. of 100.

Information as of:	12.31.11
Issuing Company	Direct and Indirect Holding
	Shares		Percentage Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,314,765	94.84074%	94.84074%
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	631,903	94.84074%	94.84074%
Cobranzas Regionales S.A.	Ordinary	9,389	93.89233%	93.89233%
Cobranzas y Servicios S.A.	Ordinary	450,507	94.69840%	94.69840%
Compañía Financiera Argentina S.A.	Ordinary	529,659,392	94.99552%	94.99552%
Galicia (Cayman) Limited	Ordinary	21,459,153	94.84074%	94.84074%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,968	94.84074%	94.84074%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,176	99.35504%	99.35504%
Galicia Seguros S.A.	Ordinary	18,190,758	99.35489%	99.35489%
Galicia Valores S.A.	Ordinary	948,404	94.84036%	94.84036%
Galicia Warrants S.A.	Ordinary	198,710	99.35509%	99.35509%
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.00000%	100.00000%
GV Mandataria de Valores S.A.	Ordinary	12,000	100.00000%	100.00000%
Net Investment S.A.	Ordinary	11,923	99.35509%	99.35509%
Procesadora Regional S.A.	Ordinary	1,447,945	94.84074%	94.84074%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,850	99.34954%	99.34954%
Sudamericana Holding S.A.	Ordinary	184,456	99.35511%	99.35511%
Tarjeta Mira S.A. (***)	Ordinary	1,629,008	76.25133%	76.25133%
Tarjeta Naranja Dominicana S.A. (****)	Ordinary	222,402	37.93633%	37.93633%
Tarjeta Naranja S.A. (***)	Ordinary	1,821	75.87259%	75.87259%
Tarjetas Cuyanas S.A. (***)	Ordinary	1,839,882	56.90445%	56.90445%
Tarjetas del Mar S.A. (***)	Ordinary	3,590,376	94.78383%	94.78383%
Tarjetas Regionales S.A. (*)	Ordinary	178,395,287	94.84074%	94.84074%

(*) Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 10. (****) With a F.V. of 100.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	03.31.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	45,398,109	41,525,026	3,873,083	270,248
Banco Galicia Uruguay S.A. (in liquidation)	76,523	26,661	49,862	(1,730)
Cobranzas Regionales S.A.	12,102	6,480	5,622	1,672
Cobranzas y Servicios S.A.	24,655	3,167	21,488	883
Compañía Financiera Argentina S.A.	2,426,651	1,450,290	976,361	42,755
Galicia (Cayman) Limited	291,756	1,450	290,306	18,274
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	8,949	3,048	5,901	499
Galicia Retiro Compañía de Seguros S.A.	85,592	73,213	12,379	598
Galicia Seguros S.A.	307,773	198,794	108,579	22,782
Galicia Valores S.A.	116,597	97,289	19,308	174
Galicia Warrants S.A.	33,753	20,556	13,197	639
Galval Agente de Valores S.A.	5,232	2,316	2,916	(880)
GV Mandataria de Valores S.A.	650	162	488	2
Net Investment S.A.	161	9	152	(3)
Procesadora Regional S.A.	6,305	4,490	1,815	(206)
Sudamericana Asesores de Seguros S.A.	2,771	1,781	990	—
Sudamericana Holding S.A.	159,594	896	158,698	23,626
Tarjeta Mira S.A.	68,785	54,299	14,486	(431)
Tarjeta Naranja Dominicana S.A.	6,871	2,864	4,007	(1,288)
Tarjeta Naranja S.A.	5,912,106	4,562,705	1,349,401	123,606
Tarjetas Cuyanas S.A.	1,311,389	1,059,329	252,060	24,779
Tarjetas del Mar S.A.	243,133	221,586	21,547	(832)
Tarjetas Regionales S.A.	1,650,633	37,894	1,612,739	137,325

Information as of:	12.31.11			03.31.11
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	43,324,590	39,721,766	3,602,824	235,304
Banco Galicia Uruguay S.A. (in liquidation)	90,474	39,767	50,707	1,305
Cobranzas Regionales S.A.	12,225	8,275	3,950	293
Cobranzas y Servicios S.A.	23,399	2,794	20,605	310
Compañía Financiera Argentina S.A.	2,302,880	1,369,270	933,610	44,789
Galicia (Cayman) Limited	267,362	9	267,353	21,925
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	8,658	3,256	5,402	409
Galicia Retiro Compañía de Seguros S.A.	84,579	72,739	11,840	399
Galicia Seguros S.A.	297,816	177,019	120,797	20,614
Galicia Valores S.A.	36,109	16,976	19,133	296
Galicia Warrants S.A.	33,442	16,441	17,001	413
Galval Agente de Valores S.A.	5,177	1,446	3,731	(782)
GV Mandataria de Valores S.A.	672	185	487	39
Net Investment S.A.	161	7	154	(14)
Procesadora Regional S.A.	7,786	5,766	2,020	245
Sudamericana Asesores de Seguros S.A.	2,771	1,781	990	269
Sudamericana Holding S.A.	135,809	737	135,072	16,257
Tarjeta Mira S.A.	80,180	65,263	14,917	—
Tarjeta Naranja Dominicana S.A.	7,544	2,249	5,295	129
Tarjeta Naranja S.A.	5,833,988	4,608,053	1,225,935	51,815
Tarjetas Cuyanas S.A.	1,185,192	957,911	227,281	21,458
Tarjetas del Mar S.A.	215,912	193,533	22,379	(3,232)
Tarjetas Regionales S.A.	1,163,942	3,358	1,160,584	51,955

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In the previous fiscal year and during this period, a reorganization process of the corporate structure of Banco Galicia’s subsidiaries was carried out. This fact has not caused Banco Galicia’s controlling interest to be modified.

As part of this process, Tarjetas del Mar S.A. has partially spun off its Shareholders’ Equity for the creation of a new company called Tarjeta Mira S.A. On March 8, 2012, Tarjeta Naranja S.A.’s Shareholders’ Meeting approved the merger between such company (absorbing company) and Tarjeta Mira S.A. (absorbed company), effective since April 2012.

On February 29, 2012, Tarjetas Regionales S.A.’s Shareholders’ Meeting approved a capital increase that was subscribed mainly through the contribution of the minority holders’ holdings in the subsidiaries Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed on the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” line-item.

The result of minority interest is disclosed in the Income Statement under “Minority Interest Results”.

The minority interest percentages at period/fiscal year-end are as follows:

Information as of:	03.31.12	12.31.11
Banco de Galicia y Buenos Aires S.A.	5.07034%	5.15926%
Banco Galicia Uruguay S.A. (in liquidation)	5.07034%	5.15926%
Cobranzas Regionales S.A.	26.90416%	6.10767%
Cobranzas y Servicios S.A.	5.21282%	5.30160%
Compañía Financiera Argentina S.A.	4.91823%	5.00448%
Galicia (Cayman) Limited	5.07034%	5.15926%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	5.07034%	5.15926%
Galicia Retiro Compañía de Seguros S.A.	0.63384%	0.64496%
Galicia Seguros S.A.	0.63399%	0.64511%
Galicia Valores S.A.	5.07072%	5.15964%
Galicia Warrants S.A.	0.63379%	0.64491%
Net Investment S.A.	0.63379%	0.64491%
Procesadora Regional S.A.	25.81250%	5.15926%
Sudamericana Asesores de Seguros S.A.	0.63935%	0.65046%
Sudamericana Holding S.A.	0.63378%	0.64489%
Tarjeta Mira S.A.	26.90415%	23.74867%
Tarjeta Naranja Dominicana S.A.	63.56122%	62.06367%
Tarjeta Naranja S.A.	26.90416%	24.12741%
Tarjetas Cuyanas S.A.	26.90416%	43.09555%
Tarjetas del Mar S.A.	5.12731%	5.21617%
Tarjetas Regionales S.A.	26.90416%	5.15926%

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

At period/fiscal year-end, holdings of government and private securities were as follows:

	03.31.12	12.31.11
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	172,740	105,381
Others	1,356	1,334

Total Holdings Recorded at Fair Market Value	174,096	106,715

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	70,554	162,414

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	70,554	162,414

Government Securities from Repo Transactions with the Argentine Central Bank
Government Bonds	—	40,600

Total Government Securities from Repo Transactions with the Argentine Central Bank	—	40,600

Securities Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	1,725,829	10,313
Argentine Central Bank Bills for Repo Transactions	1,629,264	1,344,245
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	1,303,145	713,541
Argentine Central Bank Notes at Fair Market Value	66,502	2,146,017
Argentine Central Bank Notes for Repo Transactions	—	66,494
Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.	1,142,907	637,396

Total Securities Issued by the Argentine Central Bank	5,867,647	4,918,006

Total Government Securities	6,112,297	5,227,735

Private Securities
Negotiable Obligations (Listed)	—	1,088
Shares	2,091	2,040

Total Private Securities	2,091	3,128

Total Government and Private Securities	6,114,388	5,230,863

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A. through its subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Advances: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, factoring.

Mortgage Loans: Loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.

Pledge Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, the Company must disclose the breakdown of its loan portfolio to: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

At period/fiscal year-end, the classification of the loan portfolio was as follows:

	03.31.12	12.31.11
Non-financial Public Sector	25,243	24,606
Financial Sector	241,280	326,239
Non-financial Private Sector and Residents Abroad	33,277,718	31,837,635
With Preferred Guarantees	1,464,027	1,441,277
With Other Collateral	4,916,624	4,866,007
With No Collateral	26,897,067	25,530,351

Subtotal	33,544,241	32,188,480

Allowance for Loan Losses	(1,444,509)	(1,283,953)

Total	32,099,732	30,904,527

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows.

COMMERCIAL LOAN PORTFOLIO

Classification:	Description
Normal	The analysis of cash flows shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up – Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems	The analysis of the customer’s cash flows shows that is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all its financial commitments.

Uncollectible	Customer’s debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description
Normal	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional advances in current account shall be considered normal until day 61 from the granting date.

Low Risk	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and until 90 days.

Medium Risk	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

High Risk	It includes customers with payments in arrears of more than 180 days and up to one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The category “financing” includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the captions detailed below:

	03.31.12	12.31.11
Loans	33,544,241	32,188,480
Other Receivables Resulting from Financial Brokerage	863,422	731,166
Receivables from Financial Leases	616,122	599,613
Miscellaneous Receivables	10,701	34,976
Contingent Liabilities	3,674,220	3,407,074

Total	38,708,706	36,961,309

At period/fiscal year-end, the classification of debtors was as follows:

	03.31.12	12.31.11
COMMERCIAL LOAN PORTFOLIO
Normal	15,774,104	15,269,372

Backed by Preferred Guarantees and Counter-guarantees “A”	202,799	207,286
Backed by Preferred Guarantees and Counter-guarantees “B”	1,145,501	1,088,953
With No Preferred Guarantees or Counter-guarantees	14,425,804	13,973,133

With Special Follow-Up – Under Observation	101,009	90,101

Backed by Preferred Guarantees and Counter-guarantees “A”	—	1,122
Backed by Preferred Guarantees and Counter-guarantees “B”	5,830	4,482
With No Preferred Guarantees or Counter-guarantees	95,179	84,497

With Problems	9,736	10,745

Backed by Preferred Guarantees and Counter-guarantees “B”	127	2,302
With No Preferred Guarantees or Counter-guarantees	9,609	8,443

High Risk of Insolvency	64,328	40,039

Backed by Preferred Guarantees and Counter-guarantees “B”	5,360	4,083
With No Preferred Guarantees or Counter-guarantees	58,968	35,956

Uncollectible	2,231	2,986

Backed by Preferred Guarantees and Counter-guarantees “B”	1,868	1,946
With No Preferred Guarantees or Counter-guarantees	363	1,040

Total Commercial Portfolio	15,951,408	15,413,243

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	03.31.12	12.31.11
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	21,081,904	20,225,960

Backed by Preferred Guarantees and Counter-guarantees “A”	2,582	3,422
Backed by Preferred Guarantees and Counter-guarantees “B”	614,295	622,282
With No Preferred Guarantees or Counter-guarantees	20,465,027	19,600,256

Low Risk	684,570	520,620

Backed by Preferred Guarantees and Counter-guarantees “B”	8,265	8,513
With No Preferred Guarantees or Counter-guarantees	676,305	512,107

Medium Risk	402,635	318,487

Backed by Preferred Guarantees and Counter-guarantees “B”	3,727	4,112
With No Preferred Guarantees or Counter-guarantees	398,908	314,375

High Risk	417,777	338,163

Backed by Preferred Guarantees and Counter-guarantees “B”	1,678	1,800
With No Preferred Guarantees or Counter-guarantees	416,099	336,363

Uncollectible	167,606	142,023

Backed by Preferred Guarantees and Counter-guarantees “B”	3,037	3,325
With No Preferred Guarantees or Counter-guarantees	164,569	138,698

Uncollectible due to Technical Reasons:	2,806	2,813

Backed by Preferred Guarantees and Counter-guarantees “B”	14	18
With No Preferred Guarantees or Counter-guarantees	2,792	2,795

Total Commercial and Housing Portfolio	22,757,298	21,548,066

Grand Total	38,708,706	36,961,309

The management and mitigation of credit risk are described in Note 36 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses at period/fiscal year-end were the following:

	03.31.12	12.31.11
Balances at Beginning of Fiscal Year	1,283,953	1,038,512
Increases	247,665	820,090
Decreases	87,109	574,649
Reversals	—	27,444
Uses	87,109	547,205

Balances at period/fiscal year-end	1,444,509	1,283,953

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

At period/fiscal year-end, the breakdown of the caption “Others Not Included in the Debtor Classification Regulations” was the following:

	03.31.12	31.12.11
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,383,058	1,356,833
Others	140,117	236,965

Total	1,523,175	1,593,798

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 8. DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, Banco Galica being one of them. Settlement is carried on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of March 31, 2012, forward purchase and sale transactions totaled $ 5,198,769 and $ 1,375,341, respectively, while as of December 31, 2011 they totaled $ 6,006,508 and $ 2,090,664, respectively.

Said transactions are recorded under Memorandum Accounts for the notional value traded. In case accrued balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Apart from that, transactions have been conducted directly with Banco Galicia’s customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of March 31, 2012, forward purchase and sale transactions totaled $ 44,745 and $ 1,515,929, respectively, while as of December 31, 2011 purchase and sale transactions totaled $ 69,544 and $ 1,647,591, respectively.

Furthermore, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of their negotiable obligations for a total amount of US$ 256,000, from which US$ 226,000 were carried out with Banco Galicia.

In turn, the Company entered into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars. The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos. As of March 31, 2012, contracts were entered into for a total amount of US$ 14,000, from which US$ 5,000 were entered into with Banco Galicia.

PURCHASE-SALE OF INTEREST RATE FUTURES

These products are traded within the trading environment created by the M.A.E. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and of more than one million Pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of March 31, 2012, purchase and sale transactions conducted amounted to $ 450,000 and $ 535,000, respectively, while as of December 31, 2011 they totaled $ 429,000 and $ 281,000, respectively. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of March 31, 2012, transactions conducted amounted to $ 350,000, while as of December 31, 2011, they amounted to $ 279,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Moreover, transactions have been conducted with customers of Banco Galicia, which, as of March 31, 2012, amount to $ 50,000.

As of March 31, 2012, the estimated market value of such instruments amounted to approximately $ 535 (liabilities), while as of December 31, 2011, it amounted to $ 876 (liabilities).

CALL OPTIONS BOUGHT AND WRITTEN ON GOLD AND U.S. DOLLAR FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco Galicia and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same than those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period/fiscal year-end, equivalent to the variable yield, have been recognized in Income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of March 31, 2012, call options bought and written on gold futures total $ 8,307 and $ 8,796, respectively, while call options bought and written on U.S. Dollar futures amount to $ 5,022 for both types of transactions.

As of December 31, 2011, the Company recorded call options bought and written on gold futures for $ 9,028 and $ 9,470, respectively. These options have been recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco Galicia granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of March 31, 2012 and December 31, 2011, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. Dollars into Pesos at a rate of $1.40 per U.S. Dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in U.S. Dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives - Notional Value of Put Options Written” in the amount of $ 69,842 as of March, 31, 2012 and $ 68,151 as of December 31, 2011, respectively.

Banco Galicia’s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by Banco Galicia.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of period/fiscal year-end, the breakdown of “Equity Investments” was a follows:

	03.31.12	12.31.11
In Financial Institutions and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	2,171	2,133
Banelco S.A.	9,933	8,097
Mercado de Valores de Buenos Aires S.A.	8,140	8,139
Tarjeta Naranja Perú S.A.	6,227	8,044
Visa Argentina S.A.	3,899	3,899
Others	796	790

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	31,166	31,102

In Non-financial Institutions
AEC S.A.	26,703	26,703
Aguas Cordobesas S.A.	8,911	8,911
Electrigal S.A.	3,955	5,455
Distrocuyo S.A.	5,455	3,955
Others	4,429	1,501

Total Equity Investments in Non-financial Institutions	49,453	46,525

Allowances	(28,450)	(21,462)

Total Equity Investments	52,169	56,165

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of period/fiscal year-end, the breakdown of “Miscellaneous Receivables - Others” was a follows:

	03.31.12	12.31.11
Sundry Debtors	141,624	122,411
Deposits as Collateral	352,013	333,931
Tax Advances	306,185	238,179
Payments in Advance	75,106	70,101
Others	16,655	16,822

Total	891,583	781,474

NOTE 11. BANK PREMISES AND EQUIPMENT

As of period/fiscal year-end, the breakdown of “Bank Premises and Equipment” was a follows:

	03.31.12	12.31.11
Real Estate	1,044,029	1,032,702
Furniture and Facilities	265,133	256,034
Machines and Equipment	505,886	491,535
Vehicles	11,359	11,015
Others	9,070	9,067
Accumulated Depreciation	(791,467)	(765,661)

Total	1,044,010	1,034,692

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of March 31, 2012 and March 31, 2011, the depreciation charge amounted to $ 26,461 and $ 21,624, respectively.

NOTE 12. MISCELLANEOUS ASSETS

As of period/fiscal year-end, the breakdown of “Miscellaneous Assets” was a follows:

	03.31.12	12.31.11
Work under Construction	30,158	21,791
Advances for Purchase of Assets	10,425	15,751
Works of Art	1,522	1,519
Assets under Lease	18,814	18,885
Assets Acquired through Foreclosures	10,521	10,530
Stationery and Office Supplies	16,957	16,305
Other Miscellaneous Assets	58,267	78,325

Total	146,664	163,106

NOTE 13. INTANGIBLE ASSETS

As of period/fiscal year-end, the breakdown of “Intangible Assets” was a follows:

	03.31.12	12.31.11
Goodwill Net of Accumulated Amortization amounting to $ 13,261 and $ 12,776, respectively	10,342	10,827
Organization and Development Expenses net of Accumulated Amortization amounting to $ 1,338,694 and $ 1,295,220, respectively	819,649	711,944

Total	829,991	722,771

As of March 31, 2012 and March 31, 2011, the amortization charge amounted to $ 44,695 and $ 22,644, respectively.

NOTE 14. OTHER ASSETS

The category “Other Assets” includes assets related to the insurance activity. At period/fiscal year-end, the breakdown of this caption was the following:

	03.31.12	12.31.11
Premiums Receivable	103,945	89,474
Receivables from Reinsurers	1,355	2,372
Commissions Receivable	671	641
Others	1,345	1,520
Allowances	(4,401)	(2,487)

Total	102,915	91,520

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco Galicia shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of March 31, 2012, the balances registered as computable items are as follows:

Item	$	US$	Euros (*)
Cash Held in Banco de Galicia y Buenos Aires S.A.’s Subsidiaries	1,048,868	38,828	7,564
Cash Held in Valuables Transportation Companies and in Transit	1,003,044	33,597	5,883
Special Escrow Accounts at the Argentine Central Bank	2,187,036	416,729	—

Total Computable Items to Meet Minimum Cash Requirements	4,238,948	489,154	13,447

(*) Figures stated in thousands of U.S. Dollars.

From April 1, 2012, the Argentine Central Bank rendered ineffective the payment in Pesos and foreign currency through the computation of bills and coins in Banco Galicia and in custody in other financial institutions, and cash in transit and in valuables transportation companies.

The Argentine Central Bank provisionally allowed, since that date, for the position in Pesos, that the amount paid during March 2012 from such items, necessary to achieve the break-even position for such month, be deducted from the minimum cash requirement.

Furthermore, for currencies other than Pesos, the computation of the items mentioned in the first paragraph is allowed, such as fund placements, from the loan capacity in foreign currency.

As of March 31, 2012, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Funds and Government Securities

- For repo transactions	$72,703
- For transactions carried out at the Rosario Futures Exchange (Rofex) and at the Mercado Abierto Electrónico (MAE)	$162,442
- For debit / credit cards transactions	$156,260
- For attachments	$2,014
- For other transactions	$2,508

b)	Special Escrow Accounts

Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2012 amounted to $ 566,726.

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,116

d)	Equity Investments

The item “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.

•	Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco Galicia, as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco Galicia may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

e)	Guarantees Granted for Direct Obligations

As of March 31, 2012, Banco Galicia has recorded $ 294,010 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco Galicia used National Government Bonds due 2015 in Pesos for a F.V. of 50,000, equal to $ 55,818, and Argentine Central Bank Notes for a F.V. of 49,000, equal to $ 50,552, through the Argentine Central Bank, to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of March 31, 2012, the balance of secured loans was $ 36,421.

Furthermore, as of March 31, 2012, Banco Galicia used National Government Bonds due 2015 in Pesos for a F.V. of 8,200, equal to $ 9,154, and Argentine Central Bank Notes for a F.V. of 7,000, equal to $ 7,222, as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 4,981.

In addition, the Bank used National Government Bonds due 2015 in Pesos for a F.V. of 4,000, equal to $4,465, and Argentine Central Bank Notes for a F.V. of 4,000, equal to $ 4,127, as collateral for the loans granted within the Credit Program to the Province of Mendoza for the amount of $ 3,004.

As of December 31, 2011, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 1,168,509.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of March 31, 2012 and December 31, 2011, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of $ 465 and $ 469 respectively, recorded under “Miscellaneous Receivables”. This amount has been fully provisioned.

Furthermore, as of March 31, 2012, with the purpose of conducting transactions at the Mercado Abierto Electrónico S.A. (M.A.E.), this company records collaterals in favor of the Argentine Central Bank for $ 70,930, corresponding to a F.V. of $ 50,000 from instruments issued by said entity, equal to $ 51,054; and National Government Bonds in Pesos due on June 12, 2012, for a F.V. of $ 19,260, equal to $ 19,876, which have been recorded under “Other Receivables Resulting from Financial Brokerage.” Meanwhile, at the end of the previous fiscal year, collaterals in favor of the Argentine Central Bank totaled $ 33,544.

GALICIA VALORES S.A. SOCIEDAD DE BOLSA

As of March 31, 2012 and December 31, 2011, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering transactions for $ 6,450.

GALVAL AGENTE DE VALORES S.A.

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank (“B.C.U.”). Said deposit has been pledged in its favor, as collateral for compliance with regulations governing the activities carried out by securities agents. Galval Agente de Valores S.A. also made a deposit of 50,000 indexed units with the Uruguayan Central Bank to honor payments with said entity.

On December 16, 2010 this company made a deposit with Credit Uruguay Banco as credit-card collateral for an amount of US$ 5.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

TARJETA NARANJA S.A.

Attachments in connection with lawsuits have been levied on current account deposits for $ 454. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said collateral shall be effective up to the total cancellation of the above-mentioned loans, which non-amortized principal as of March 31, 2012 amounts to $ 127,000.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 35% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of Tarjeta Naranja S.A.’s business.

TARJETAS CUYANAS S.A.

As of March 31, 2012 and December 31, 2011, the company’s ability to dispose of time deposits for $ 940 and $ 1,040, respectively, was restricted because these amounts were earmarked as guarantee for three collection agreements.

NOTE 16. NEGOTIABLE OBLIGATIONS

There follows a breakdown of the Global Programs for the Issuance of Negotiable Obligations outstanding, per company:

GRUPO FINANCIERO GALICIA S.A.

The Company has the following Global Program for the Issuance of Negotiable Obligations outstanding:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 60,000	Simple negotiable obligations, not convertible into shares	5 years	03.09.09	Resolution No. 16113 dated 04.29.09

(*) Or its equivalent in other currencies.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

Grupo Financiero Galicia S.A. has the following Negotiable Obligations outstanding issued under the Global Program for the Issuance of Negotiable Obligations:

Date of Placement	Currency	Class Number	F.V. US$	Type	Term	Maturity Date	Interest Rate	Book value		Issuance Authorized by the C.N.V.
								03.31.12	12.31.11
06.08.10	US$	Class II Series II	18,143	Simple	721 days	05.29.12	8%	81,594	78,718	05.07.10
06.08.10	US$	Class II Series III	26,857	Simple	1078 days	05.21.13	9%	121,146	116,508	05.07.10

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco Galicia has the following Global Program for the Issuance of Negotiable Obligations outstanding:

Authorized Amount (*)		Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$	2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
US$	342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10.

(*) Or its equivalent in other currencies.

Banco Galicia has the following Negotiable Obligations outstanding issued under the Global Program of US$ 2,000,000:

Date of Issuance	Currency	Residual Face Value (US$)	Type	Term	Rate	Book Value (*) (US$)		Issuance Authorized by the C.N.V.
						03.31.12	12.31.11
05.18.04	US$	218,211	Subordinated	(1)	(2)	1,003,988	988,076	12.29.03 and 04.27.04

(*) It includes principal and interests net of expenses.

The net proceeds of the above-mentioned issue of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.

(1) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interests and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.

(2) Interests on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interests payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed.

Interests payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

During fiscal year 2011, Banco Galicia made payments in advance on account of interests accrued, for US$ 97,257, which included interests accrued until June 30, 2011. Said payments should originally be made on January 1, 2014.

Banco Galicia has the following Negotiable Obligations outstanding issued under the Global Program of US$ 342,500:

Date of Issuance	Currency	Residual Face Value (US$)	Type	Term	Rate	Book Value (*) (US$)		Issuance Authorized by the C.N.V.
						03.31.12	12.31.11
05.04.11	US$	300,000	Simple	84 months	(1)	1,347,950	1,295,800	11.04.05 and 11.11.10

(*)	It includes principal and interests net of expenses.

(1) Interests agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

The net proceeds from the negotiable obligations’ issuance was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

As of March 31, 2012, Banco Galicia records in its portfolio Negotiable Obligations due 2018 for the amount of $ 20,892, while as of December 31, 2011, it recorded Negotiable Obligations due 2018 for the amount of $ 26,168.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, as of March 31, 2012, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual Face Value (US$)	Type	Term	Rate	Book Value (*) (US$)		Issuance Authorized by the C.N.V.
						03.31.12	12.31.11
11.08.93	US$	1,640	Simple	10 years	9%	13,912	13,515	10.08.93

(*) It includes principal and interests net of expenses.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

Compañía Financiera Argentina S.A. has the following Global Program for the Issuance of Negotiable Obligations outstanding:

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 250,000	Simple negotiable obligations, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

Compañía Financiera Argentina S.A. has the following Negotiable Obligations outstanding issued under this Global Program:

Date of Placement	Currency	Class Number	Amount	Type (*)	Term	Maturity Date	Rate	Book Value (**)		Issuance Authorized by the C.N.V.
								03.31.12	12.31.11
03.28.11	$	III Series II	44,000	Simple	21 months	12.28.12	Variable Badlar Rate + 4.08%	44,081	44,112	03.15.11
07.19.11	$	IV Series II	102,000	Simple	18 months	01.19.13	Variable Badlar Rate + 4%	105,743	106,782	06.29.11
12.20.11	$	V Series I	86,068	Simple	9 months	09.17.12	Variable Badlar Rate + 3.25%	86,486	86,593	12.13.11
12.20.11	$	V Series II	63,932	Simple	18 months	06.22.13	Variable Badlar Rate + 4.25%	64,233	64,177	12.13.11

(**) Not convertible into shares.

(*) It corresponds to principal amount and interests outstanding as of the indicated dates.

TARJETA NARANJA S.A.

Tarjeta Naranja S.A. has the following Global Program for the Issuance of Negotiable Obligations outstanding:

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 450,000	Simple negotiable obligations, not convertible into shares	5 years	04.01.11	Resolution No. 16571 dated 05.24.11

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjeta Naranja S.A. has the following Negotiable Obligations outstanding issued under this Global Program:

Date of Placement	Currency	Class Number	Amount	Type (*)	Term	Maturity Date	Rate	Book Value (**)		Issuance Authorized by the C.N.V.
								03.31.12	12.31.11
01.28.11	US$	XIII	US$ 200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	878,000	864,000	01.14.11
06.14.11	$	XIV Series I	$20,000	Simple	270 days	03.10.12	Annual Nominal Fixed at 13.5%	—	20,000	06.06.11
06.14.11	$	XIV Series II	$79,852	Simple	21 months	03.14.13	Variable Badlar Rate + 3.40%	79,852	79,852	06.06.11
11.25.11	$	XV	$65,160	Simple	270 days	08.21.12	Variable Badlar Rate + 3.75%	65,160	65,160	11.17.11
12.19.11	US$ (1)	XVI Series I	US$ 21,162	Simple	365 days	12.19.12	Annual Nominal Fixed at 7.5%	92,900	91,419	12.07.11
12.19.11	US$ (1)	XVI Series II	US$ 13,947	Simple	731 days	12.19.13	Annual Nominal Fixed at 8.75%	61,228	60,252	12.07.11

(**) Not convertible into shares.

(*) It corresponds to principal amount outstanding as of the indicated dates.

(1) Tarjeta Naranja S.A. issued and placed Class XVI Negotiable Obligations for a total amount of US$ 35,109, which, as specified by the terms and conditions of the new securities, was converted into $ 150,347.

TARJETAS CUYANAS S.A.

Tarjetas Cuyanas S.A. has the following Global Program for the Issuance of Negotiable Obligations outstanding:

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 80,000	Simple negotiable obligations, not convertible into shares	5 years	03.22.07 confirmed on 04.09.07	Resolution No. 15627 dated 05.02.07
US$ 120,000	Simple negotiable obligations, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tarjetas Cuyanas S.A. has the following Negotiable Obligations outstanding issued under this Global Program:

Date of Placement	Currency	Class Number	Amount			Type (*)	Term	Maturity Date	Rate	Book Value (**)		Issuance Authorized by the C.N.V.
										03.31.12	12.31.11
06.14.07	US$	XVIII	US$	65,000	(1)	Simple	5 years	06.14.12	Annual Nominal Fixed at 12%	10,336	10,015	05.24.07 and 06.14.07
04.15.11	$	IV		$50,000		Simple	270 days	01.10.12	Variable Badlar Rate + +2.85%	—	51,750	04.06.11
07.29.11	$	V Series I		$12,931		Simple	270 days	04.24.12	Annual Nominal Fixed at 14%	13,188	13,066	07.21.11
07.29.11	$	V Series II		$77,305		Simple	550 days	01.29.13	Variable Badlar Rate + 4%	77,170	76,533	07.21.11
10.04.11	US$	VI Series I	US$	18,883		Simple	365 days	10.04.12	Annual Nominal Fixed at 7.5%	83,125	81,191	09.21.11
10.04.11	US$	VI Series II	US$	7,184		Simple	731 days	10.04.13	Annual Nominal Fixed at 8.5%	31,495	30,862	09.21.11
01.24.12	$	VIII Series I		$106,131		Simple	270 days	10.20.12	Variable Badlar Rate + 2.19%	105,958	—	01.16.12
01.24.12	$	VII Series II		$43,869		Simple	547 days	07.24.12	Variable Badlar Rate + 2.80%	43,332	—	07.24.12

(**) Not convertible into shares.

(**) It corresponds to principal amount and interests.

(1) Tarjetas Cuyanas S.A. issued and placed Class XVIII Negotiable Obligations for a total amount of US$ 65,000, which, as specified by the terms and conditions of the new securities, was converted into $ 200,063. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in Pesos converted into Dollars on each payment date.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of period/fiscal year-end, the breakdown of “Other Liabilities Resulting from Financial Brokerage – Others” was a follows:

	03.31.12	12.31.11
Collections and Other Transactions on Account of Third Parties	821,087	1,032,983
Liabilities due to Financing of Purchases	3,910,974	4,173,746
Other Withholdings and Collections	285,740	299,053
IDB Credit Line “Global Credit Program for Small and Medium Companies”	36,311	40,123
Correspondent Transactions on Our Account	89,229	74,238
FONTAR Credit Line to Fund Capital Goods	79,521	26,642
Liabilities Subject to Minimum Cash Requirements	25,439	67,020
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	379,989	366,514
Commissions Earned Payable	30,157	23,320
Others	48,140	45,787

Total	5,706,587	6,149,426

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of period/fiscal year-end, the breakdown of “Miscellaneous Liabilities - Others” was a follows:

	03.31.12	12.31.11
Sundry Creditors	356,882	308,011
Tax Payable	765,832	574,143
Salaries and Social Security Contributions Payable	300,671	318,013
Others	101,828	102,727

Total	1,525,213	1,302,894

NOTE 19. ALLOWANCES

As of period/fiscal year-end, the breakdown of “Allowances” was a follows:

	03.31.12	12.31.11
Severance Payments	4,529	15,060
Contingent Commitments	2,118	2,162
Other Contingencies	246,078	209,495
Negative Goodwill	322,150	346,931
Differences due to Dollarization of Judicial Deposits	2,018	1,996

Total	576,893	575,644

NOTE 20. OTHER LIABILITIES

The category “Other Liabilities” includes liabilities related to the insurance activity. At period/fiscal year-end, the breakdown of this caption was the following:

	03.31.12	12.31.11
Debts with Insureds	40,501	33,255
Debts with Reinsurers	7,341	5,290
Debts with Co-insurers	104	30
Debts with Insurance Brokers	15,967	13,877
Technical Commitments	114,478	112,836
Others	4,028	3,436

Total	182,419	168,724

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of period/fiscal year-end, the breakdown of “Control Debit Accounts - Others” was a follows:

	03.31.12	12.31.11
Securities Held in Custody	13,197,264	11,764,572
Values for Collection	4,228,096	4,716,946
Security Agent Function	6,115,611	6,034,240
Others	786,882	635,942

Total	24,327,853	23,151,700

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco Galicia, as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
04.10.07	Sullair	12	01.31.13
02.12.08	Sinteplast	293	01.28.13
12.21.09	Las Blondas	194	04.30.14
09.24.10	Grupo Gestión	2,030	09.30.12
12.07.10	Aceitero Trust Fund	3,166	12.31.12
12.20.10	Tecsan II	17,697	12.28.13
07.26.11	Tecsa III	100,190	07.28.16
10.21.11	Coop. de Trab. Portuarios	1,000	10.21.13
03.21.12	Latinoamericana III	25,216	04.30.15
03.29.12	Benito Roggio II	100,000	03.30.15

	Total	249,798

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	1,219	23	07.13.12(3)
10.12.05	Hydro I	11,715	—	09.05.17(2)
12.05.06	Faid 2010	2,345	—	04.28.12(3)
12.06.06	Gas I	17,922	—	12.31.12(3)
09.05.07	Saturno VII	94	—	06.30.12(3)
05.06.08	Agro Nitralco II	8,432	—	12.31.12(3)
05.14.09	Gas II	3,619,846	—	05.31.14(3)
08.31.10	Sursem I	1	—	06.30.12(3)
02.10.11	Cag S.A.	37,493	—	06.30.12(3)
03.22.11	Atanor	497	—	04.01.12(3)
04.25.11	Faid 2015	72,483	—	02.29.16(3)
06.08.11	Mila III	34,337	—	10.31.16(3)
07.04.11	Sursem II	15,498	—	07.31.12(3)
09.01.11	Mila IV	41,896	—	06.30.17(3)
09.14.11	Cag S.A. II	41,954	—	09.30.12(3)
10.07.11	Sursem III	15,424	—	11.30.12(3)
11.02.11	Fideicred Agro I	39,893	—	07.26.12(3)

	Totals	3,961,049	23

(2) These amounts shall be released monthly until redemption of debt securities. (3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

c) Banco Galicia’s activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco Galicia entered into an agreement with the latter whereby Banco Galicia undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

Banco Galicia, in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of March 31, 2012 amount to US$ 32,640 and $ 81, while as of December 31, 2011 said balances amounted to US$ 38,063 and $ 57.

c.2) On April 8, 2011 Banco Galicia was appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina SA) that were assigned in favor of Nación Fideicomisos SA in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts for the total amount of US$ 1,340,000.

Banco Galicia, in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of March 31, 2012 and December 31, 2011, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) at period/fiscal year-end are detailed as follows.

Assets	03.31.12	12.31.11
Cash and Due from Banks	2,392,728	2,769,587
Government and Private Securities	99,838	57,335
Loans	4,551,421	4,290,584
Other Receivables Resulting from Financial Brokerage	621,796	553,188
Receivables from Financial Leases	35,235	35,787
Equity Investments	2,254	2,212
Miscellaneous Receivables	23,223	44,648
Unallocated Items	454	345
Other Assets	8	17

Total	7,726,957	7,753,703

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Liabilities	03.31.12	12.31.11
Deposits	4,442,798	4,535,817
Other Liabilities Resulting from Financial Brokerage	5,478,196	5,668,794
Miscellaneous Liabilities	16,322	21,143
Subordinated Negotiable Obligations	999,991	984,364
Unallocated Items	726	286
Other Liabilities	111	115

Total	10,938,144	11,210,519

The management and mitigation of currency risk are described in Note 36 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	03.31.12	03.31.11
Turnover Tax	123,991	78,786
Adjustment due to Forward Transactions in Foreign Currency to be Settled in Pesos	9,007	5,085
Premiums for Repo Transactions	5,925	6,985
Others	3,497	—

Total	142,420	90,856

Income from Services	03.31.12	03.31.11
Commissions from Cards	402,616	179,833
Commissions from Insurances	32,524	8,789
Others	130,211	216,281

Total	565,351	404,903

Expenses For Services	03.31.12	03.31.11
Turnover Tax	52,555	39,446
Related to Credit Cards	65,448	76,759
Others	25,228	4,975

Total	143,231	121,180

Miscellaneous Income	03.31.12	03.31.11
Income from Sale of Bank Premises and Equipment	140	212
Income from Transactions with Miscellaneous Assets	—	131
Leases	513	359
Adjustments and Interests from Miscellaneous Receivables	10,248	11,970
Income from Lawsuits	2,352	1,800
Others	9,429	14,330

Total	22,682	28,802

Miscellaneous Losses	03.31.12	03.31.11
Adjustment to Interests on Miscellaneous Liabilities	117	520
Claims	1,782	1,078
Donations	1,439	871
Turnover Tax	904	625
Income from Financial Leases Taken on	329	150
Others	6,968	3,933

Total	11,539	7,177

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

At period-end, the breakdown of “Income from Insurance Activities” was a follows:

	03.31.12	03.31.11
Premiums and Additional Fees Accrued	184,737	113,268
Claims Accrued	(25,432)	(14,524)
Redemptions	(1,535)	(760)
Life and Ordinary Annuities	(707)	(716)
Production and Operation Expenses	(10,057)	(15,075)
Reinsurance’s Management Expenses	(4,400)	(2,927)
Other Income and Expenses	(9,598)	(5,245)

Total	133,008	74,021

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

The Company is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, the Company meets the minimum capital requirements established by the Corporations Law, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco Galicia is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of March 31, 2012 and December 31, 2011, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
03.31.12	3,020,786	4,784,545	158.39
12.31.11	2,860,486	4,416,112	154.38

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2012 and 2011:

	03.31.12	03.31.11
Income for the Period	281,731	228,013
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.226945	0.183673
Diluted	0.226945	0.183673

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (R.P.C.) pursuant to Communiqué “A” 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition to the above-mentioned, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, the latter including the requirement with regard to operational risk determined as from February 2012, which is equivalent to 100%.

Regulations in force until January 27, 2012 set such percentage at 30% and did not consider the requirement with regard to operational risk. Such additional capital requirement shall be 15% of the average of financial income and net income from services corresponding to the last 36 months before the calculation date, excluding some items that are considered extraordinary or not closely related to operational capacity. The Argentine Central Bank has set forth compliance with such requirement gradually, reaching 100% in December 2012.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Negotiable Obligations Class XIII, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	03.31.12	12.31.11	03.31.11	12.31.10
Cash and Due from Banks	6,272,062	6,418,891	5,294,968	5,645,571
Securities Issued by the Argentine Central Bank	2,388,426	1,727,708	1,052,160	1,023,935
Reverse Repo Transactions with the Argentine Central Bank	1,572,045	1,502,731	599,350	—
Reverse Repo Transactions with other Banks	—	—	133,621	—
Interbank Loans - (Call Money Loans Granted)	88,000	126,000	44,500	32,500
Overnight Placements in Banks Abroad	153,681	65,981	150,279	215,282
Other Cash Placements	371,550	402,862	550,134	526,229

Cash and Cash Equivalents	10,845,764	10,244,173	7,825,012	7,443,517

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As from January 2011, said amount has been established at $ 120.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco Galicia, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Resolution No. 368/01

As of March 31, 2012, Banco Galicia’s Shareholders’ Equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds “FIMA ACCIONES”, “FIMA P.B. ACCIONES,” “FIMA RENTA EN PESOS,” “FIMA RENTA EN DOLARES,” “FIMA AHORRO PESOS,” “FIMA RENTA PLUS,” “FIMA RENTA CORTO PLAZO,” “FIMA MONEY MARKET EN PESOS (Liquidado),”

“FIMA NUEVO RENTA EN DOLARES,” “FIMA GLOBAL ASSETS,” “FIMA RENTA LATINOAMERICANA,” “FIMA PREMIUM”, “FIMA AHORRO PLUS” and “FIMA OBLIGACIONES NEGOCIABLES,” as of March 31, 2012, Banco Galicia holds a total of 1,411,542,436 units under custody for a market value of $ 2,487,127, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2011, the securities held in custody totaled 1,145,625,736 units and their market value amounted to $ 1,961,545.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 32. SECURED LIABILITIES FROM FORMER BANCO ALMAFUERTE COOP. LTDO.

Due to the dissolution of former Banco Almafuerte Coop. Ltdo., the Company has undertaken certain secured liabilities corresponding to 5 (five) branches of said institution, receiving a Class “A” Participation Certificate in Nues Trust, and it has participated in the creation of a Special Fund. Both transactions were carried out pursuant to Resolution No. 659 dated November 27, 1998, adopted by the Argentine Central Bank’s Board of Directors within the framework of Section 35 bis, subsections a) and b), item II of the Corporations Law.

On June 30, 2006, a new agreement was entered into between the holders of Class “A” Participation Certificates in the Nues Trust and the contributors to the Special Fund, aimed at achieving the full settlement of the Unpaid Balances of Class “A” Participation Certificates and the later dissolution of the Special Fund.

On July 6, 2010, the Unpaid Balance of Class “A” Participation Certificates was fully settled; with the balance of the Special Fund being partially settled. Only a remaining balance equivalent to the original contribution to the Fund is pending settlement.

As of March 31, 2012, the balance of the Special Fund amounts to $ 172,217. As of December 31, 2011, such balance amounted to $ 174,091.

NOTE 33. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco Galicia as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
								03.31.12	12.31.11
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	572,266	538,768
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)		$108,000		123,773	121,520

(*) The remaining US$ 9,776 was transferred in cash.

(1) In exchange for loans to the Provincial Governments.

(2) In exchange for secured loans.

b) Financial trusts in own portfolio:

	03.31.12	12.31.11
Received as Loan Repayment	112,711	112,924
Acquired as Investment	304,809	315,641

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 34. SEGMENT REPORTING

The Company measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business sector’s composition:

Banco Galicia: It represents the banking business results and includes the results of subsidiaries Banco Galicia, Banco Galicia Uruguay S.A. (in liquidation) and Galicia (Cayman) Limited.

Regional Credit Cards: This segment represents the results of the regional credit card business and includes the results of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Mira S.A., Tarjeta Naranja S.A., Tarjeta Naranja Dominicana S.A. and Tarjetas Cuyanas S.A.

Personal Loans - CFA: This segment includes the results of Compañía Financiera Argentina S.A.

Insurance: This segment represents the results of the insurance companies’ business and includes the results of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Other Businesses: This includes the results of Cobranzas y Servicios S.A., Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, Galicia Valores S.A., Galicia Warrants S.A., Galval Agente de Valores S.A., the Company, GV Mandataria de Valores S.A., Net Investment S.A. and Tarjetas del Mar S.A.

Adjustments: This segment includes consolidations adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banco Galicia	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	03.31.12
Net Financial Income	698,390	278,278	177,305	11,701	(3,582)	8,529	1,170,621
Net Income from Services	347,180	425,640	12,662	—	35,532	(92,628)	728,386

Net Operating Income	1,045,570	703,918	189,967	11,701	31,950	(84,099)	1,899,007

Provision for Loan Losses	95,282	119,074	34,862	—	6,344	—	255,562
Administrative Expenses	741,899	388,991	103,418	26,022	38,841	(8,127)	1,291,044

Operating Income	208,389	195,853	51,687	(14,321)	(13,235)	(75,972)	352,401

Income from Insurance Companies’ Activities	—	—	—	51,335	—	81,673	133,008
Income from Equity Investments	185,161	(1,448)	27	—	294,946	(458,111)	20,575
Minority Interest Result	—	(9,108)	—	—	—	(39,178)	(48,286)
Miscellaneous Income Net	(23,758)	32,838	16,141	(48)	1,992	(633)	26,532

Net Income before Income Tax	369,792	218,135	67,855	36,966	283,703	(492,221)	484,230

Income Tax	83,000	101,738	25,100	13,340	1,306	(21,985)	202,499

Net Income for the Period	286,792	116,397	42,755	23,626	282,397	(470,236)	281,731

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	03.31.11
Net Financial Income	464,546	141,475	151,969	9,041	(7,907)	6,946	766,070
Net Income from Services	246,355	326,769	4,735	—	16,735	(46,052)	548,542

Net Operating Income	710,901	468,244	156,704	9,041	8,828	(39,106)	1,314,612

Provision for Loan Losses	96,870	56,614	20,927	—	—	—	174,411
Administrative Expenses	525,978	268,453	78,131	16,977	21,091	(7,788)	902,842

Operating Income	88,053	143,177	57,646	(7,936)	(12,263)	(31,318)	237,359

Income from Insurance Companies’ Activities	—	—	—	32,648	—	41,373	74,021
Income from Equity Investments	187,260	3,359	—	—	241,960	(403,585)	28,994
Minority Interest Result	—	(25,669)	—	—	—	(14,156)	(39,825)
Miscellaneous Income Net	15,221	31,924	15,943	(2)	361	(3,743)	59,704

Net Income before Income Tax	290,534	152,791	73,589	24,710	230,058	(411,429)	360,253

Income Tax	32,000	68,543	28,800	8,453	864	(6,420)	132,240

Net Income for the Period	258,534	84,248	44,789	16,257	229,194	(405,009)	228,013

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	03.31.12	12.31.11
Government and Private Securities	6,114,388	5,230,863
Loans	32,099,732	30,904,527
Other Receivables Resulting from Financial Brokerage	5,392,282	5,013,791
Receivables from Financial Leases	609,017	593,104
Other Assets	102,915	91,520

Total Assets	44,318,334	41,833,805

	03.31.12	12.31.11
Deposits	32,325,574	30,135,137
Other Liabilities Resulting from Financial Brokerage	13,662,990	13,927,139
Subordinated Negotiable Obligations	999,991	984,364
Other Liabilities	182,419	168,724

Total Liabilities	47,170,974	45,215,364

NOTE 35. CONTINGENCIES

TAX ISSUES

Banco Galicia

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco Galicia with the purpose of challenging the determination of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

With regard to the Autonomous City of Buenos Aires’ claims on account of other concepts, Banco Galicia adhered to the System for the Regularization of Tax Liabilities in Arrears (Law No. 3461 and regulatory dispositions), which envisaged the total relief of interests and fines. Banco Galicia’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

Furthermore, regarding the claims made by the different jurisdictions, Banco Galicia has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco Galicia considers it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), the Revenue Board of the Province of Córdoba and the Municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits, in different degrees of completion. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 10,496 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.

As regards Compañía Financiera Argentina S.A., the Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

CONSUMER PROTECTION ASSOCIATION

The Consumer Protection Association, on behalf of consumers, has filed claims against Banco Galicia with regard to the collection of some financial charges.

Banco Galicia considers that such controversies will not have a significant impact on its financial condition.

NOTE 36. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously, in each of them. This is particularly strict in the main controlled company, Banco Galicia, where the requirements to be complied with are stringent, as detailed below, as it is a financial institution regulated by the Argentine Central Bank. Apart from the applicable local regulations, the Company, in its capacity as a listed company on the markets of the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (SOX). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The specific function of the comprehensive management of Banco Galicia’s risks (credit, financial and operational risks) has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco Galicia’s General Division and, at the same time, it is involved in the decisions made by each area.

The risk managed by the Anti-Money Laundering Unit (control and prevention of asset laundering, terrorism financing and other illegal activities) is added to the risks allocated to the Risk Management Division. The aim of both divisions is to guarantee the Board of Directors that they are fully aware of the risks Banco Galicia is exposed to, and they are in charge of creating and proposing the policies and procedures necessary to mitigate and control such risks.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco Galicia’s Board of Directors, which establishes limits to the different risk exposures and also considers their interrelation.

LIQUIDITY

Daily liquidity is managed according to the strategy set, which seeks to keep liquid resources adequate for the business needs, harmonizing the balance between yield and risk and reaching a liquidity level sufficient to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco Galicia’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Galicia has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

For purposes of the management and mitigation of the “Currency Risk”, two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by C.E.R. and foreign currency. Banco Galicia’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco Galicia’s computable regulatory capital (R.P.C.), on a consolidated basis.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX. – Rosario Futures Exchange) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco Galicia’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco Galicia’s shareholders’ equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic principal” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the principal.

MARKET RISK

Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses for a fiscal year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco Galicia present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used, among other methods. This model determines intra-daily, for Banco Galicia individually, the possible loss that could be generated by the positions in securities, derivatives and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt securities issued by the Argentine Central Bank, Banco Galicia also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

CROSS-BORDER RISK

Banco Galicia’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco Galicia’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco Galicia’s business and growth.

CREDIT RISK

Banco Galicia’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative loan loss provisioning.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detecting situations that can entail some degree of portfolio deterioration, and appropriately safeguarding Banco Galicia’s assets.

Banco Galicia’s Credit Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco Galicia is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, capacity of the applicant. These are supported by statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to Banco Galicia’s total credit and/or R.P.C.

The Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provisioning of the non-accrual portfolio, non-performance, roll rates, etc), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or “R.P.C.” or regulatory capital, and that of each customer). The loan portfolio classification, as well as its concentration control, are carried out following the Argentine Central Bank regulations.

OPERATIONAL RISK

On July 30, 2008, Banco Galicia’s Board of Directors approved the policy regarding operational risk management, pursuant to its established guidelines in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communiqué “A” 4793 and supplementary regulations.

Banco Galicia started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, Banco Galicia incorporated an operational risk events database that complies with the reporting requirements set forth in Communiqué “A” 4904 of the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco Galicia adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco Galicia’s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit, the Legal Operational Risk Committee, the Operating Risk Committee and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

Banco Galicia’s Risk Management Division, a functional area that reports to the Chief Executive Officer, is responsible for the comprehensive management of three different categories of risk: financial, credit and operational risk. Banco Galicia has a specific and independent unit for the management of each particular risk.

Banco Galicia manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco Galicia’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, which will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

The minimum capital requirement for the operational risk is determined according to Communiqué “A” 5272 of the Argentine Central Bank and supplementary regulations.

ASSET LAUNDERING, TERRORISM FINANCING AND OTHER ILLEGAL ACTIVITIES RISK

As regards the control and prevention of money laundering, Banco Galicia complies with the Argentine Central Bank regulations and Law No. 25246, as amended.

Such laws amend the Criminal Code by including asset laundering in the types of crime and create the Financial Information Unit (“U.I.F.” as per its initials in Spanish - Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is the regulatory agency in charge of analyzing, addressing and reporting the regulations governing this risk to the persons bound by law.

Banco Galicia has control policies, procedures and structures that are applied using a “risk-based approach”. Said policies and procedures allow monitoring transactions, pursuant to the “risk profile of customers”, in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.AL.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco Galicia has appointed a director to be in charge of this risk and has created a Committee responsible for planning and coordinating the policies determined by the Board of Directors, as well as enforcing compliance therewith. It is worth noting that the basic principles on which the regulations regarding prevention and control of this risk are based are in line with the best international practices in force in such respect.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 37. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

The Company’s Board of Directors is the highest management body. It is made up of nine regular directors and four alternate directors, who possess the necessary knowledge and competence to clearly understand their corporate governance responsibilities and duties.

As set out in the bylaws, the term of office for both regular and alternate directors is three years, they are partially changed every year and may be reelected indefinitely. The Company complies with the appropriate standards regarding total number of directors, as well as number of independent directors.

The Board of Directors complies with the recommendations set forth in the Code on Corporate Governance in Resolution No. 516/07 issued by the National Securities Commission (C.N.V.).

It also monitors corporate governance issues through the Audit Committee and the Disclosure Committee. Periodically, such Committees provide the Board of Directors with its decisions which are included in the minutes of Board of Directors’ meetings.

The Audit Committee, set by Delegated Decree No. 677/2001 and the C.N.V.’s regulations, is composed of three directors, two of whom are independent directors. The Disclosure Committee’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

Basic Holding Structure

The Company is the holding company of a group whose main asset is the controlling equity interest in Banco Galicia which currently represents 94.929658% of Banco Galicia’s capital stock. The latter, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco Galicia can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, the Company holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to Banco Galicia as controlling company.

It is worth noting that the Company’s sole purpose is to conduct financial and investment activities as per Section 31 of the Corporations Law, that is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.This explains its limited personnel structure, as well as the fact that many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

Furthermore, the Company is technically under the control of EBA Holding S.A., which holds the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company. Moreover, no director of EBA Holding S.A. is a director of the Company.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Since inception, the Company has constantly shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco Galicia’s Board of Directors is its highest management body. It is made up of seven directors and five alternate directors, who possess the necessary knowledge and skills to clearly understand their corporate governance responsibilities and duties.

Banco Galicia complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors as necessary.

The General Shareholders’ Meeting has the power to establish the number and appointment of directors. Out of the seven regular directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in General Resolution No. 400/2002 of the C.N.V., as supplemented by Decree No. 677/2001 and the Argentine Central Bank regulations.

As set out in the bylaws, the term of office for both regular and alternate directors is three years, two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for the Banco Galicia’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a higher or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about Banco Galicia’s course of business.

Additionally, the Board of Directors receives a monthly report prepared by the Chief Executive Officer, the purpose of which is to report the material issues and events addressed at meetings held between him and Senior Management.

In connection with directors’ training and development, Banco Galicia’s directors regularly attend courses and seminars as part of an ongoing program.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The following commissions and committees have been created to achieve an effective control over all activities performed by Banco Galicia:

- Risk Management Committee.

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

- Credit Committee.

This Committee’s function is to resolve on loans greater than $ 50,000 and all the loans to be granted to financial institutions (local or foreign) and related customers.

- Asset and Liability Management Committee.

It is in charge of analyzing the expansion of Banco Galicia’s business from a financial point of view regarding fund-raising and its placement in different assets, and is responsible for the follow-up and control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of principal, and proposing changes to such parameters, if deemed necessary, to the Board of Directors.

- Information Technology Committee.

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the system’s structure, of the main processes and systems implemented, and for supervising the quality of Banco Galicia’s systems.

- Audit Committee (Argentine Central Bank).

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by Banco Galicia, the Argentine Central Bank and effective laws; (2) the process of issuance of the financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

- Audit Committee (Decree No. 677/01).

Decree No. 677/01 sets forth that public companies shall create an Audit Committee. Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as assist controlling Banco Galicia and its subsidiaries.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

Its mission is to plan, coordinate and ensure compliance with the anti-money laundering and terrorism financing policies set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

- Committee for Information Integrity.

Its mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

- Human Resources Committee.

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in 9 salary levels and higher.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

- Planning and Management Control Committee.

It is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

- Business and Segment Management Committee.

It is in charge of analyzing, defining and following up businesses and segments.

- Crisis Committee.

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

Banco Galicia considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

•	Comprehensive Corporate Services Division

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Credit Division

•	Planning and Financial Control Division

Senior Management’s main duties are as follows:

•	Ensure that Banco Galicia’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

•

Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

•	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco Galicia’s majority shareholder is the Company, which holds 94.929658% of the capital stock and 94.929661% of votes. In turn, Banco Galicia holds a number of equity investments in supplementary companies as controlling company, as well as minority interests that do not exceed the percentage stated in companies whose controlling company is its own controlling company. From a business point of view, this structure allows Banco Galicia to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is so when Banco Galicia holds either a majority or minority interest. The Company’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote, in its capacity as controlling company, at Banco Galicia’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and companies it owns a stake in is applied at Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information Related to Personnel Economic Incentive Practices

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws. The Human Resources Committee establishes the compensation policy for Banco Galicia’s personnel. The Management Assessment System has been designed, including both qualitative and quantitative KPI (Key Performance Indicators). In addition, Banco Galicia has variable compensation and economic incentive policies for the rest of the personnel that are associated with the results of the performance evaluation and Banco Galicia’s results of operations. The conclusions of the variable compensation system and the related changes are analyzed by the Human Resources Committee.

Business Conduct Policy and/or Code of Ethics

Banco Galicia has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

NOTE 38. SUBSEQUENT EVENTS

GRUPO FINANCIERO GALICIA S.A.

Distribution of Retained Earnings

The General Ordinary Shareholders’ Meeting held on April 19, 2012 resolved, pursuant to the rules and regulations in force, to distribute the Retained Earnings as of December 31, 2011, as follows:

- To Legal Reserve	$55,347
- To Discretionary Reserve for Future Distributions of Profits	$1,033,844
- To Cash Dividends (1.43% of the Capital Stock)	$17,752

Update of the Prospectus Related to the Global Program for the Issuance of Negotiable Obligations

On April 19, 2012, the Company’s Board of Directors decided to begin the proceedings to update the Prospectus Related to the Global Program for the Issuance of Simple Short-, Mid- and/or Long-term Negotiable Obligations for a maximum face value of up to US$ 60,000 or the equivalent thereof in other currencies.

It also resolved to issue Class III Negotiable Obligations, which will be issued under the program for a maximum face value of up to US$ 32,000, under the terms and conditions that will be set forth in the Final Price Supplement.

Capital Contribution to Galval Agente de Valores S.A.

On April 27, 2012, the Company made a capital contribution to Galval Agente de Valores S.A. amounting to US$ 375. The payment of such new capital contribution is subject to the Uruguayan Central Bank’s authorization (B.C.U.).

BANCO DE GALICIA Y BUENOS AIRES S.A.

The Shareholders’ Meeting held on April 19, 2012, resolved, pursuant to the rules and regulations in force, to distribute Retained Earnings as follows:

- To Legal Reserve	$221,455
- To Discretionary Reserve for Future Distributions of Profits	$1,458,473

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

BALANCE SHEET

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	Schedules	03.31.12	12.31.11
Assets
Current Assets
Cash and Due from Banks	2 and 11	G	1,485	898
Investments	9 and 11	D and G	68,599	59,425
Other Receivables	3, 9 and 11	G	14,184	10,947

Total Current Assets			84,268	71,270

Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	48,560	43,622
Investments	9	B, C and G	3,961,036	3,667,415
Fixed assets		A	1,180	1,215

Total Non-current Assets			4,010,776	3,712,252

Total Assets			4,095,044	3,783,522

Liabilities
Current Liabilities
Financial Debt	4, 9 and 16	G	123,810	98,343
Salaries and Social Security Contributions	5 and 9		1,708	2,630
Tax Liabilities	6 and 9		8,692	8,537
Other Liabilities	7, 9 and 11	G	3,144	5,883

Total Current Liabilities			137,354	115,393

Non-current Liabilities
Financial Debt	4, 9 and 16	G	121,146	116,508
Tax Liabilities	6 and 9		2,609	—
Other Liabilities	7, 9 and 11	G	589	6

Total Non-current Liabilities			124,344	116,514

Total Liabilities			261,698	231,907

Shareholders’ Equity (per Related Statement)			3,833,346	3,551,615

Total Liabilities and Shareholders’ Equity			4,095,044	3,783,522

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

	Notes	Schedules	03.31.12	12.31.11
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	11 and 15	G	61,299	120,512

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	Schedules	03.31.12	03.31.11
Net Income on Investments in Related Institutions			294,436	241,452

Administrative Expenses	11	H	(5,127)	(4,706)

Financial Income and by Holding			(7,231)	(8,553)

Generated by Assets			2,869	1,789
Interests
On Special Current Account Deposits			6	3
On Mutual Funds			25	60
On Time Deposits			—	12
On Promissory Notes Receivable	(*)		34	37
Exchange-Rate Difference			2,804	1,677
Generated by Liabilities			(10,100)	(10,342)
Interests
On Financial Debts			(5,570)	(4,975)
Foreign Exchange Loss	(*)		(4,530)	(5,367)

Other Income and Expenses (*) – (Loss)	(*)		(347)	(177)

Net Income before Income Tax			281,731	228,016

Income Tax	13		—	(3)

Net Income for the Period			281,731	228,013

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Item	Shareholders’ Contributions (*)				Retained Earnings (**)			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Retained Earnings
Balances as of 12.31.10	1,241,407	278,131	606	1,520,144	57,462	482,993	408,901	2,469,500

Income for the Period	—	—	—	—	—	—	228,013	228,013

Balances as of 03.31.11	1,241,407	278,131	606	1,520,144	57,462	482,993	636,914	2,697,513

Balances as of 12.31.11	1,241,407	278,131	606	1,520,144	77,907	846,621	1,106,943	3,551,615

Income for the Period	—	—	—	—	—	—	281,731	281,731

Balances as of 03.31.12	1,241,407	278,131	606	1,520,144	77,907	846,621	1,388,674	3,833,346

(*) See Note 8.

(**) See Note 12.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.12	03.31.11
Changes in Cash
Cash at Beginning of Fiscal Year	1.J	60,323	27,298
Cash at period-end	1.J	70,084	34,145

Increase in Cash, Net		9,761	6,847

Causes for Changes in Cash
Operating Activities
Payments to Suppliers of Goods and Services		(1,831)	(2,623)
Personnel Salaries and Social Security Contributions		(3,076)	(2,259)
Payment of Other Taxes		(822)	(1,145)
Payments for Other Net Operating Activities		(2,397)	(4,884)

Net Cash Flow (Used in) Operating Activities		(8,126)	(10,911)

Investment Activities
Payments for Purchases of Bank Premises and Equipment		—	(152)
Interests Collections, Net		309	17,910
Payments for Equity Investments		(3,243)	—

Net Cash Flow (Used in) / Generated by Investment Activities		(2,934)	17,758

Financing Activities
Loans Received, Net		20,821	—

Net Cash Flow Generated by Financing Activities		20,821	—

Increase in Cash, Net		9,761	6,847

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco Galicia and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS AND EUROS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the period.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interests receivable or payable have been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Special current account deposits have been valued at their face value, plus accrued interests at period/fiscal year-end.

Argentine mutual fund shares have been valued at period/fiscal year-end closing price.

C.2. Non-current

The equity investment in Banco Galicia has been recognized at its equity method as of March 31, 2012 and December 31, 2011, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A., GV Mandataria de Valores S.A., Sudamericana Holding S.A. and Compañía Financiera Argentina S.A. are recognized using the equity method as of March 31, 2012 and December 31, 2011.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N. as per its initials in Spanish), which differ from Argentine GAAP in the aspects mentioned in Note 1.16. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into Pesos as detailed below:

•	Assets and liabilities were converted into pesos according to item B of this note.

•	Capital and capital contributions have been computed for the amounts actually disbursed.

•	Retained earnings were determined as the difference between assets, liabilities, capital and capital contributions.

•	Results for the period were determined as the difference between the opening balance and closing balance of retained earnings.

•	Items in the income statement were converted into Pesos applying the monthly average exchange rates.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their economic utilization value at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interests accrued based on the internal rate of return estimated at the initial recording time.

Financial debts in foreign currency have been valued at the benchmark U.S. Dollar exchange rate quoted by Banco de la Nación Argentina as of period/fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax losses, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax losses. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at period/fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 406 and $ 1,062, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

H. DERIVATIVE INSTRUMENTS

As of March 31, 2012 and December 31, 2011, derivative instruments have been valued at their estimated current value at those dates.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in results for the period/fiscal year.

I. SHAREHOLDERS’ EQUITY

I.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs third and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

I.2. Income and Expense Accounts

The results for each period are presented in the period in which they accrue.

J. STATEMENT OF CASH FLOWS

“Cash and Due from Banks” and investments and credit held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	03.31.12	12.31.11	03.31.11	12.31.10
Cash and Due from Banks	2		1,485	898	899	830
Investments		D	68,599	59,425	33,246	26,468

Total			70,084	60,323	34,145	27,298

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 2. CASH AND DUE FROM BANKS

The breakdown of the account as of period/fiscal year-end was as follows:

	Notes	Schedules	03.31.12	12.31.11
Cash			11	11
Cash in Custody in Other Banks		G	627	628
Due from Banks – Current Accounts	11		847	259

Total			1,485	898

NOTE 3. OTHER RECEIVABLES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	03.31.12	12.31.11
Tax Credit			417	265
Recoverable Expenses			8,256	8,257
Sundry Debtors	11		3,850	—
Promissory Notes Receivable	11	G	1,053	1,764
Prepaid Expenses			4	8
Others			604	653

Total			14,184	10,947

Non-current	Notes	Schedules	03.31.12	12.31.11
Promissory Notes Receivable	11	G	45,949	43,621
Prepaid Expenses			1	—
Recoverable Expenses			2,609	—
Sundry Debtors			1	1

Total			48,560	43,622

NOTE 4. FINANCIAL DEBT

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	03.31.12	12.31.11
Cash Advances in Current Accounts			32,081	19,625
Loans Received		G	10,135	—
Negotiable Obligations	16	G	81,594	78,718

Total			123,810	98,343

Non-current	Notes	Schedules	03.31.12	12.31.11
Negotiable Obligations	16	G	121,146	116,508

Total			121,146	116,508

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	03.31.12	12.31.11
Argentine Integrated Social Security System (S.I.P.A. as per its initials in Spanish)			371	175
Provision for Bonuses			26	795
Provision for Annual Salary Bonus			140	—
Provision for Retirement Insurance			122	858
Provision for Directors’ and Syndics’ Fees			1,022	790
Others			27	12

Total			1,708	2,630

NOTE 6. TAX LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	03.31.12	12.31.11
Income Tax – Withholdings to Be Deposited			435	119
Value-Added Tax			—	161
Provision for Tax on Personal Property – Substitute Taxpayer			8,257	8,257

Total			8,692	8,537

Non-current	Notes	Schedules	03.31.12	12.31.11
Provision for Tax on Personal Property – Substitute Taxpayer			2,609	—

Total			2,609	—

NOTE 7. OTHER LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	03.31.12	12.31.11
Sundry Creditors			7	5
Provision for Expenses	11	G	2,870	2,691
Balance of Futures Contracts to be Settled	11 and 15		264	3,184
Guarantee Deposit of Directors			3	3

Total			3,144	5,883

Non-current	Notes	Schedules	03.31.12	12.31.11
Provision for Expenses	11	G	583	—
Guarantee Deposit of Directors			6	6

Total			589	6

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 8. CAPITAL STATUS

The capital status as of period/fiscal year-end was as follows:

Capital Stock Issued, Subscribed, Paid-in and Recorded	Face Value	Restated at Constant Currency
Balances as of 12.31.10	1,241,407	1,519,538
Balances as of 12.31.11	1,241,407	1,519,538
Balances as of 03.31.12	1,241,407	1,519,538

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of March 31, 2012, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	68,599	14,038	123,810	1,409	8,692	1,377
2nd Quarter (*)	—	124	—	—	—	1,642
3rd Quarter (*)	—	22	—	—	—	—
4th Quarter (*)	—	—	—	299	—	125
After One Year (*)	—	48,559	121,146	—	2,609	589

Subtotal Falling Due	68,599	62,743	244,956	1,708	11,301	3,733
No Set Due Date	3,961,036	1	—	—	—	—
Past Due	—	—	—	—	—	—

Total	4,029,635	62,744	244,956	1,708	11,301	3,733

Non-interest Bearing	3,961,037	15,742	—	1,708	11,301	3,733
At Variable Rate	—	47,002	—	—	—	—
At Fixed Rate	68,598	—	244,956	—	—	—

Total	4,029,635	62,744	244,956	1,708	11,301	3,733

(*)	From the closing date of these financial statements.

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was the following:

Information as of:	03.31.12
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.929658	94.929661
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Information as of:	12.31.11
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,314,765	94.840741	94.840745
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

The controlled companies’ financial position and results of operations as of period/fiscal year-end are as follows:

Information as of:	03.31.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	45,398,109	41,525,026	3,873,083	270,248
Compañía Financiera Argentina S.A.	2,426,651	1,450,290	976,361	42,755
Galicia Warrants S.A.	33,753	20,556	13,197	639
Galval Agente de Valores S.A.	5,232	2,316	2,916	(779)
GV Mandataria de Valores S.A.	650	162	488	2
Net Investment S.A.	161	9	152	(3)
Sudamericana Holding S.A.	159,594	896	158,698	23,626

Information as of:	12.31.11			03.31.11
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	43,324,590	39,721,766	3,602,824	235,304
Compañía Financiera Argentina S.A.	2,302,880	1,369,270	933,610	—
Galicia Warrants S.A.	33,442	16,441	17,001	413
Galval Agente de Valores S.A.	5,177	1,446	3,731	(613)
GV Mandataria de Valores S.A.	672	185	487	39
Net Investment S.A.	161	7	154	(14)
Sudamericana Holding S.A.	135,809	737	135,072	16,257

NOTE 11. SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	03.31.12	12.31.11
Cash and Due From Banks – Current Accounts	2		819	228
Investments – Special Current Account		D	1	1
Other Receivables – Promissory Notes Receivable	3	G	47,002	45,385

Total			47,822	45,614

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Liabilities	Notes	Schedules	03.31.12	12.31.11
Other Liabilities – Provision for Expenses	7		361	288
Other Liabilities – Balance of Futures Contracts to be Settled	7 and 15		125	—

Total			486	288

Memorandum Accounts	Notes	Schedules	03.31.12	12.31.11
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	15		21,893	—

Total			21,893	—

Income	Notes	Schedules	03.31.12	03.31.11
Financial Income – Interests on Promissory Notes Receivable			663	723

Total			663	723

Expenses	Notes	Schedules	03.31.12	03.31.11
Administrative Expenses		H
Trademark Leasing			369	336
Bank Expenses			2	1
General Expenses			92	83
Financial Income – Exchange-rate Difference			125	—

Total			588	420

GALVAL AGENTE DE VALORES S.A.
Liabilities	Notes	Schedules	03.31.12	12.31.11
Other Liabilities – Provision for Expenses	7	G	17	17

Total			17	17

Expenses	Notes	Schedules	03.31.12	03.31.11
Administrative Expenses		H
General Expenses			17	20

Total			17	20

GALICIA WARRANTS S.A.
Assets	Notes	Schedules	03.31.12	12.31.11
Other Receivables – Sundry Debtors	3		3,850	—

Total			3,850	—

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/2001 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Losses	Other Receivables	Other Liabilities	Total
Balances as of 12.31.10	6,662	1,673	—	8,335
Charge to Income	9,818	(128)	(13)	9,677
Others	—	—	13	13

Balances as of 12.31.11	16,480	1,545	—	18,025
Charge to Income	2,931	(238)	—	2,693

Balances as of 03.31.12	19,411	1,307	—	20,718

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.10	7	632	639
Charge to Income	(11)	(331)	(342)
Others	114	—	114

Balances as of 12.31.11	110	301	411
Charge to Income	(4)	(65)	(69)

Balances as of 03.31.12	106	236	342

Deferred tax assets as of March 31, 2012 and December 31, 2011 amount to $ 20,376 and $ 17,614, respectively.

The deferred tax asset has been fully provisioned, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

Tax losses recorded by the Company, pending being used, amount to approximately $ 55,460, pursuant to the following breakdown:

Issuance Year	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	28,050	2016	9,818
2012	8,375	2017	2,931

The classification of net deferred tax assets and liabilities recorded in accordance with their expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	03.31.12	03.31.11
Book Income Before Income Tax	281,731	228,016
Income Tax Rate in Force	35%	35%

Result for the Period at the Tax Rate	98,606	79,806
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	1,479	1,874
Other causes	312	237
Decrease in Income Tax
Results on Investments in Related Institutions	(103,137)	(84,562)
Other causes	(22)	(6)
Allowance for Impairment of Value (Schedule E)	2,762	2,654

Total Income Tax Charge Recorded – Loss	—	3

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	03.31.12	03.31.11
Total Income Tax Charge Recorded – Loss	—	3
Temporary Differences
Variation in Deferred Tax Assets	2,693	2,562
Variation in Deferred Tax Liabilities	69	89
Allowance for Impairment of Value (Schedule E)	(2,762)	(2,654)

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2012 and 2011:

	03.31.12	03.31.11
Income for the Period	281,731	228,013
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.2269	0.1837
Diluted	0.2269	0.1837

NOTE 15. DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

As of March 31, 2012, the following contracts are outstanding:

Reference Foreign Currency		Amount in the Reference Foreign Currency (In Thousands)		Forward Exchange Rate ($ for US$)	Exchange Rate for Settlement		Settlement Date
US$	(1)	3,000	(2)	4.4670	B.C.R.A.	(4)	05/31/2012
US$	(1)	2,000	(2)	4.5090	B.C.R.A.	(4)	06/29/2012
US$	(1)	2,000	(2)	4.5550	B.C.R.A.	(4)	07/31/2012
US$	(1)	2,000	(2)	4.5980	B.C.R.A.	(4)	08/31/2012
US$	(1)	5,000	(3)	4.9900	B.C.R.A.	(4)	03/27/2013

(1)	U.S. Dollars.
(2)	The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 4.2660 (figures stated in Pesos), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 4.3785 (figures stated in Pesos) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3)	Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 16. GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the C.N.V. approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a F.V. of US$ 45,000.

On June 4, 2009, Series I and II corresponding to Negotiable Obligations Class I were issued.

On May 30, 2010, Series I corresponding to Negotiable Obligations Class I for a face value of US$ 34,404 was paid.

On May 25, 2011, Series I corresponding to Negotiable Obligations Class I for a face value of US$ 11,249 was paid.

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Negotiable Obligations Class II, Series I, II and III, for US$ 45,000.

On June 8, 2010, Series II and III corresponding to Negotiable Obligations Class II were issued, the main characteristics of which are described as follows:

Series No.	F.V. Amount in US$	Issuance Price (in thousands of US$)	Term (in days)	Maturity Date	Interest Rate	Book Value $
						03.31.12	12.31.11
II	18,143	0.10182	721	05.29.12	8%	81,594	78,718
III	26,857	0.10128	1078	05.21.13	9%	121,146	116,508

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 17. SUBSEQUENT EVENTS

Distribution of Retained Earnings:

The General Ordinary Shareholders’ Meeting held on April 19, 2012 resolved, pursuant to the rules and regulations in force, to distribute the Retained Earnings as of December 31, 2011, as follows:

- To Legal Reserve	$	55,347
- To Discretionary Reserve for Future Distributions of Profits	$	1,033,844
- To Cash Dividends (1.43% of the Capital Stock)	$	17,752

Update of the Prospectus Related to the Global Program for the Issuance of Negotiable Obligations

On April 19, 2012, the Company’s Board of Directors decided to begin the proceedings to update the Prospectus Related to the Global Program for the Issuance of Simple Short-, Mid- and/or Long-term Negotiable Obligations for a maximum face value of up to US$ 60,000 or the equivalent thereof in other currencies.

It also resolved to issue Class III Negotiable Obligations, which will be issued under the program for a maximum face value of up to US$ 32,000, under the terms and conditions that will be set forth in the Final Price Supplement.

Capital Contribution to Galval Agente de Valores S.A.

On April 27, 2012, Grupo Financiero Galicia S.A. made a capital contribution to Galval Agente de Valores S.A. amounting to US$ 375. The payment of such new capital contribution is subject to the Uruguayan Central Bank’s authorization (B.C.U. as per its initials in Spanish).

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE A – FIXED ASSETS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period end	Depreciations					Net book value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount For the Period	Accumulated at Period end
Real Estate	918	—	—	918	162	—	2	4	166	752	756
Furniture and Facilities	220	—	—	220	219	—	20	—	219	1	1
Machines and Equipment	728	—	—	728	474	—	20	16	490	238	254
Vehicles	236	—	—	236	60	—	20	12	72	164	176
Hardware	297	—	—	297	269	—	20	3	272	25	28

Totals as of 03.31.12	2,399	—	—	2,399	1,184	—		35	1,219	1,180	—

Totals as of 12.31.11	2,103	296	—	2,399	1,055	—		129	1,184	—	1,215

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Year	Increases	Decreases	Balance at Period end	Amortization					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount For the Period	Accumulated at Period end
Goodwill (Schedule C)	17,190	—	—	17,190	6,363	—	10	485	6,848	10,342	10,827

Totals as of 03.31.12	17,190	—	—	17,190	6,363	—		485	6,848	10,342	—

Totals as of 12.31.11	17,190	—	—	17,190	4,424	—		1,939	6,363	—	10,827

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class		Face Value	Number	Acquisition Cost	Market Price	Equity Method	Recorded Value as of 03.31.12	Recorded Value as of 12.31.11
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (*)
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”		0.001	101

	Ord. Class “B”		0.001	533,814,664

				533,814,765	3,039,260	4,137,064	3,773,721	3,773,721	3,497,482
	Goodwill	(**)			17,190	—	—	10,342	10,827
Compañía Financiera Argentina S.A.	Ordinary		0.001	16,726,875	25,669	—	29,291	29,291	28,008
Galicia Warrants S.A.	Ordinary		0.001	175,000	11,829	—	11,557	11,557	14,886
Galval Agente de Valores S.A.	Ordinary		0.001	49,870,052	13,274	—	2,914	2,914	3,693
GV Mandataria de Valores S.A.	Ordinary		0.001	10,800	11	—	439	439	438
Net Investment S.A.	Ordinary		0.001	10,500	22,341	—	133	133	135
Sudamericana Holding S.A.	Ordinary		0.001	162,447	42,918	—	132,639	132,639	111,946

Total					3,172,492	4,137,064	3,950,694	3,961,036	3,667,415

(*) See Note 10 and Schedule G. (**) See Schedule B.

Issuance and Characteristics of the Securities	Information on the Issuing Companies
	Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income	Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	03.31.12	562,327	270,248	3,873,083	94.929658
Compañía Financiera Argentina S.A.	Financial Activities	03.31.12	557,563	42,755	976,361	3.000000
Galicia Warrants S.A.	Issuance of Warrants	03.31.12	200	639	13,197	87.500000
Galval Agente de Valores S.A.	Custody of Securities	03.31.12	(**)8,184	(779)	2,916	100.000000
GV Mandataria de Valores S.A.	Agent	03.31.12	12	2	488	90.000000
Net Investment S.A.	Information Technology	03.31.12	12	(3)	152	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	03.31.12	186	(***)64,726	148,698	87.500337

(*) See Note 10. (**) Capital stock is equivalent to 49,870,052 thousand Uruguayan Pesos. (***) For the nine-month period ended 03.31.12.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	03.31.12	12.31.11
Current Investments (*)
Deposits in Special Current Accounts	11	G	68,599	55,938
Mutual Funds			—	3,487

Total			68,599	59,425

(*) Include accrued interests, if applicable.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Captions	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-End	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Tax Losses	17,614	2,762	—	20,376	17,614
Impairment of Value of Minimum Presumed Income Tax Receivables	2,000	406	—	2,406	2,000

Total as of 03.31.12	19,614	3,168	—	22,782	—

Total as of 12.31.11	9,779	12,016	2,181	—	19,614

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Thousands of U.S. Dollars (US$) and/or Euros (€)

Captions	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos as of 03.31.12	Amount and Type of Foreign Currency		Amount in Argentine Pesos as of 12.31.11
Assets
Current Assets
Cash and Due from Banks
Cash in Custody in Other Banks	US$	143.28	4.3785	627	US$	147.32	628
Investments
Deposits in Special Current Accounts	US$	15,667.02	4.3785	68,598	US$	13,118.40	55,937
Other Receivables
Promissory Notes Receivable	US$	240.49	4.3785	1,053	US$	413.64	1,764

Total Current Assets				70,278			58,329

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	10,494.25	4.3785	45,949	US$	10,229.98	43,621
Investments
Long-term Equity Investments	US$	665.45	4.3785	2,914	US$	866.11	3,693

Total Non-current Assets				48,863			47,314

Total Assets				119,141			105,643

Liabilities
Current Liabilities
Financial Debt
Loans Received	US$	2,314.65	4.3785	10,135	US$	—	—
Negotiable Obligations	US$	18,635.24	4.3785	81,594	US$	18,289.25	78,718
Other Liabilities
Provision for Expenses	US$	296.54	4.3785	1,299	US$	296.54	1,276
Provision for Expenses		€0.50	5.8370	3		€0.50	3

Total Current Liabilities				93,031			79,997

Non-current Liabilities
Financial Debt
Negotiable Obligations	US$	27,668.45	4.3785	121,146	US$	27,069.71	116,508
Other Liabilities
Provision for Expenses	US$	73.13	4.3785	320	US$	—	—

Total Non-current Liabilities				121,466			116,508

Total Liabilities				214,497			196,505

Memorandum Accounts
Forward Purchase of Foreign Currency	US$	14,000.00	4.3785	61,299	US$	28,000.00	120,512

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Total as of 03.31.12	Administrative Expenses	Total as of 03.31.11
Salaries and Social Security Contributions	2,253	2,253	1,818
Bonuses	250	250	128
Entertainment, Transportation, and Per Diem	31	31	97
Personnel Services	26	26	18
Training Expenses	19	19	1
Retirement Insurance	238	238	145
Directors’ and Syndics’ Fees	619	619	609
Service Fees	953	953	1,203
Taxes	232	232	214
Security Services	2	2	2
Insurance	83	83	90
Stationery and Office Supplies	31	31	10
Electricity and Communications	45	45	37
Maintenance Expenses	14	14	5
Depreciation of Fixed Assets	35	35	27
Bank Charges (*)	6	6	4
Condominium Expenses	14	14	14
General Expenses (*)	228	228	200
Vehicle Expenses	24	24	23
Trademark Leasing (*)	19	19	17
Expenses Corresponding to the “Global Program for the Issuance of Negotiable Obligations”	5	5	44

Totals	5,127	5,127	4,706

(*) Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

NOTE 2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3. CLASSIFICATION OF RECEIVABLES AND DEBTS

a) Receivables: See Note 9 to the financial statements.

b) Debts: See Note 9 to the financial statements.

NOTE 4. CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a) Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

b) Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

NOTE 5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW 19550

See Note 10 and Schedule C to the financial statements.

NOTE 6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of March 31, 2012 and December 31, 2011, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7. PHYSICAL INVENTORY OF INVENTORIES

As of March 31, 2012 and December 31, 2011, the Company did not have any inventories.

NOTE 8. NEGOTIABLE SECURITIES

See Notes 1.C. and 1.D. to the financial statements.

NOTE 9. FIXED ASSETS

See Schedule A to the financial statements.

a) Fixed assets that have been technically appraised:

As of March 31, 2012 and December 31, 2011, the Company did not have any fixed assets that have been technically appraised.

b) Fixed assets not used because they are obsolete:

As of March 31, 2012 and December 31, 2011, the Company did not have any obsolete fixed assets which have a book value.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

NOTE 10. EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11. RECOVERABLE VALUES

As of March 31, 2012 and December 31, 2011, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12. INSURANCE

As of March 31, 2012 and December 31, 2011, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 03.31.12	Book Value as of 12.31.11
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft	1,259	1,016	1,039
Vehicles	Theft, Robbery, Fire or Total Loss	270	164	176

NOTE 13. POSITIVE AND NEGATIVE CONTINGENCIES

a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders’ equity:

None.

b) Contingencies which, at the date of the financial statements, are not of remote occurrence the effects of which have not been given accounting recognition.

As of March 31, 2012 and December 31, 2011, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a) Status of Capitalization Arrangements:

As of March 31, 2012 and December 31, 2011, there were no irrevocable contributions towards future share subscriptions.

b) Cumulative unpaid dividends on preferred shares.

As of March 31, 2012 and December 31, 2011, there were no cumulative unpaid dividends on preferred shares.

NOTE 15. RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

“Company not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of March 31, 2012 and December 31, 2011, the Company had not set up any allowances or provisions.

b) Inventories:

As of March 31, 2012 and December 31, 2011, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of March 31, 2012 and December 31, 2011, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of March 31, 2012 and December 31, 2011, the Company did not have any fixed assets that have been technically appraised.

2) As of March 31, 2012 and December 31, 2011, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of March 31, 2012 and December 31, 2011, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. ALLOWANCES AND PROVISIONS:

See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

“Company not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

F. SHAREHOLDERS’ EQUITY

1) As of March 31, 2012 and December 31, 2011, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of March 31, 2012 and December 31, 2011, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of March 31, 2012 and December 31, 2011, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of March 31, 2012 and December 31, 2011, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 03.31.12	Book Value as of 12.31.11
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft	1,259	1,016	1,039
Vehicles	Theft, Robbery, Fire or Total Loss	270	164	176

6) As of March 31, 2012 and December 31, 2011, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of March 31, 2012 and December 31, 2011, the Company did not have any receivables including implicit interests or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, May 8, 2012.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco Galicia’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco Galicia through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the three-month period ended March 31, 2012 amounted to $ 281,731. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

In the Ordinary Shareholders’ Meeting held on April 19, 2012, the Company resolved to distribute the Retained Earnings as of December 31, 2011, through the allocation of $ 55,347 to Legal Reserve, $ 1,033,844 to Discretionary Reserve and $ 17,752 to Cash Dividends.

On April 24, 2012, in compliance with what was approved by the aforementioned Ordinary Shareholders’ Meeting, the Company’s Board of Directors, decided to put at the disposal of shareholders, from May 9 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 17,752 as cash dividends, corresponding to the fiscal year ended December 31, 2011, amount that represents 1.43 % of the Company’s capital stock.

BALANCE SHEET FIGURES

	03.31.12	03.31.11	03.31.10	03.31.09	03.31.08
Assets
Current Assets	84,268	37,654	33,355	6,758	107,254
Non-current Assets	4,010,776	2,908,492	2,284,348	2,063,146	1,858,434

Total Assets	4,095,044	2,946,146	2,317,703	2,069,904	1,965,688

Liabilities
Current Liabilities	137,354	59,975	172,122	117,891	76,878
Non-current Liabilities	124,344	188,658	44,630	28,790	198,149

Total Liabilities	261,698	248,633	216,752	146,681	275,027

Shareholders’ Equity	3,833,346	2,697,513	2,100,951	1,923,223	1,690,661

Total	4,095,044	2,946,146	2,317,703	2,069,904	1,965,688

INCOME STATEMENT

	03.31.12	03.31.11	03.31.10	03.31.09	03.31.08
Operating Income from Recurring Operations	289,309	236,746	56,208	20,389	41,035
Financial Income (Loss)	(7,231)	(8,553)	(6,033)	101,819	(5,486)
Other Income and Expenses	(347)	(177)	1,268	44	607

Net Operating Income	281,731	228,016	51,443	122,252	36,156
Income Tax	—	(3)	255	(30,353)	—

Net Income (Loss)	281,731	228,013	51,698	91,899	36,156

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

RATIOS

	03.31.12	03.31.11	03.31.10	03.31.09	03.31.08
Liquidity	0.61351	0.62783	0.19379	0.05732	1.39512
Credit Standing	14.64798	10.84938	9.69288	13.11160	6.14725
Capital Assets	0.97942	0.98722	0.98561	0.99674	0.94544

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 of the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco Galicia is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to over 6.6 million customers, both individual and corporate.

Banco Galicia operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering near 400 points of contact with customers through bank branches and electronic banking facilities, together with more than 400 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

During the first quarter of fiscal year 2012, Banco Galicia recorded net income amounting to $ 270.2 million, as compared to a $ 235.3 million profit for the same quarter in the previous year. The increase in income was due to an increase in the volume of intermediation with the private sector.

Banco Galicia’s credit exposure to the private sector amounted to $ 38.567 million, showing a 38.4% growth during the last twelve months. Meanwhile, deposits reached $ 32.359 million, growing 35.8% during the same period.

During the previous year and this period, a reorganization process of the corporate structure of Banco Galicia’s subsidiaries with supplementary activities was carried out.

NET INVESTMENT S.A.

During fiscal years 2009 and 2010, the Company entered into agreements for the repayment of irrevocable contributions made by its shareholders, determining that such contributions would be used for the absorption of the losses recorded at the end of each of the aforementioned fiscal years.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company to date represents 0.19% of the capital stock.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by the Company in this company is 87.50%. Banco Galicia has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of the Company’s strategy to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the period commenced on January 1, 2012 and ended on March 31, 2012, amounted to $ 191,955.

As of March 31, 2012, these companies had approximately 5.7 million insured in all their lines of business.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the first quarter of 2012 exceeded that for the same period of the previous year by 45.7%.

Nova Re Compañía Argentina de Reaseguros S.A. was incorporated on March 9, 2012, in which Galicia Seguros S.A. holds 39% of the capital stock and voting rights, representing an $ 11,700 investment for the shareholder. Out of such amount, a total of $ 2,925, relating to 25% of the commitment, was paid in as of March 31, 2012.

Nova Re Compañía Argentina de Reaseguros S.A. is currently carrying out the registration proceedings with the regulatory agency in order to obtain legal personality and be authorized to operate.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

The equity investment held by the Company in this company is 87.50%, while the remaining 12.50% interest is held by Banco Galicia.

The Company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

On March 12, 2012, the General Ordinary Shareholders’ Meeting decided to distribute cash dividends amounting to $ 4,400.

During the first quarter ended March 31, 2012, Galicia Warrants S.A. recorded income from services for $ 3,299. Net income at period-end was $ 639.

As of March 31, 2012, deposit certificates and warrants issued amounted to $ 264,843, regarding merchandise under custody located throughout the country.

Furthermore, the Company will maintain its management capacity in order to render a better service and respond to the increase in the volume of business it believes the market will demand during this new fiscal year.

GALVAL AGENTE DE VALORES S.A.

Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the company’s registration with the Registry of the Stock Exchange.

GRUPO FINANCIERO GALICIA S.A.

“Company which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering”

INFORMATIVE REVIEW

FOR THE PERIOD COMMENCED JANUARY 1, 2012 AND ENDED MARCH 31, 2012, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of March 31, 2012 it holds customers’ securities in custody for US$ 128,090, of which US$ 10,637 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

As of March 31, 2012, Galval Agente de Valores S.A. had recorded income for US$ 158, with a recorded net loss of US$ 201.

Results for fiscal year 2012 are subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

It is expected that, if customers were to start looking for investments in the market that were more profitable than conservative positions, this would have a positive impact on the increase in income from fees from securities trading operations.

GV MANDATARIA DE VALORES S.A.

On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.).

The equity investment held by the Company in GV Mandataria de Valores S.A. is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

This Company’s main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, GV Mandataria de Valores S.A. entered into an agreement to act as agent of Galval Agente de Valores S.A.

During the last quarter of 2011, the Company’s and Galval Agente de Valores S.A.’s shareholders made irrevocable contributions for the amount of $ 850 and $ 95, respectively, which shall be used to cover the losses related to the adjustments made to the cost structure.

Income from services for the three-month period ended March 31, 2012 amounted to $ 329, with a pretax net income of $ 17.

The Company’s outlook for fiscal year 2012 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, May 8, 2012.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

1.	In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of March 31, 2012, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the three-month period then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review as of that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the three-month period ended March 31, 2012, with Notes 1 to 38, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on May 8, 2012, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of financial statements, the objective of which is to render an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2012 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16. to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.	Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2012 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2012, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, May 8, 2012.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Address:

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.	We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2012, and the related Income Statements, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the three-month periods ended March 31, 2012 and 2011, as well as supplementary Notes 1 to 17 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Córdoba Stock Exchange Regulations and the Informative Review as of those dates, which supplement them. Furthermore, we have performed a limited review of the Consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2012, and the Consolidated Income Statements and Consolidated Statements of Cash Flows and Cash Equivalents for the three-month periods ended March 31, 2012 and 2011, together with Notes 1 to 38, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its shareholders’ equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.	On February 14, 2012, we issued our audit report on the Company’s financial statements and consolidated financial statements for the fiscal years ended December 31, 2011 and 2010 with an unqualified opinion regarding the Argentine Central Bank regulations and an except-for qualification due to departures from professional accounting standards similar to those indicated in item 3 above.

5.	Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2011 and 2010 mentioned in item 4, we express the following:

a)	the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2012 and 2011 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)	the comparative information included in the stand-alone and consolidated balance sheet and in supplementary Notes and Schedules to the accompanying financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2010.

6.	As called for by the regulations in force, we report that:

a)	the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of March 31, 2012 and 2011, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)	as of March 31, 2012, Grupo Financiero Galicia S.A.’s accrued debt owed to the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 291,884.97, which was not yet due at that date.

e)	As required by Article 2 of General Resolution No. 595 issued by the C.N.V., we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial services and investment.

e.2)	The investment in Banco de Galicia y Buenos Aires S.A. represents 92% of Grupo Financiero Galicia S.A.’s assets and it is the Company’s main asset.

e.3)	91% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in Banco Galicia mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 94.92966% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Autonomous City of Buenos Aires, May 8, 2012.

PRICE WATERHOUSE & CO. S.R.L.